As filed with the Securities and Exchange Commission on July _, 2003

Registration No. 333-__________

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SB-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ZION OIL & GAS, INC.

(Name of Small Business Issuer in its Charter)

Delaware	211111	20-0065053
(State or Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code Number)	Identification No.)

6510 Abrams Road, Suite 300, Dallas, Texas 75231
(214) 221-4610
(Address and Telephone Number of Principal Executive Offices)

9 Yair Stern St., Herzliya, 46412 Israel
+(972) 9-955-2619
(Address of principal place of business or intended principal place of business)

The Corporation Trust Company
1209 Orange Street, Wilmington, Delaware 19801
(302) 658-7581
(Name, Address and Telephone Number of Agent for Service)

COPIES TO:
 Alice A. Waters, Esq.
111 East Franklin Street, Waxahachie, Texas 75165
(972) 938-9090

Approximate Date of Commencement of Proposed Sale to the Public:
As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: [X]
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If delivery of the Prospectus is expected to be made pursuant to Rule 434, check the following box. [  ]

CALCULATION OF REGISTRATION FEE
Title of each	Amount	Proposed Maximum	Proposed	Amount of
Class of Securities	to be	Offering Price	Maximum Aggregate	Registration
To be Registered	Registered	Per Unit	Offering Price	Fee
Common Stock,	5,000,000	$5.00 per share	$25,000,000	$2,300.00
$.01 par value	shares

____________________________________________________________________________________________

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PRELIMINARY PROSPECTUS

Zion Oil & Gas, Inc.
Shares of Common Stock, par value $.01 per Share

Minimum 1,200,000 Shares                                                                                       Maximum 5,000,000 Shares

Zion Oil & Gas, Inc. is offering to sell to the public a minimum of 1,200,000 up to a maximum of 5,000,000 shares of our common stock, par value $.01 per share, at a price of $5.00 per share. Your minimum purchase must be at least 100 shares. Offers and sales may be made by officers and directors of the Company and by participating Placement Agents. The officers, directors and Placement Agents as a group must sell a minimum of 1,200,000 shares if any are sold. The Placement Agents will be required to use only their best efforts to sell the shares. We will hold the proceeds of the offering in an escrow account until we receive and accept funds representing at least $6,000,000 (1,200,000 shares). If we do not accept an investor, we will return such funds within fifteen (15) days. If we do not sell 1,200,000 shares on or before December 31, 2003 (which may be extended for sixty days), we will terminate the offering and refund the money raised within ten (10) business days. If we receive and accept funds for at least 1,200,000 shares before the end of such period, we will continue the offering until the earlier of (i) December 31, 2004, or (ii) the date on which 5,000,000 shares have been sold.

This is our initial public offering and no public market currently exists for our common stock. We have applied to list our common stock on the NASDAQ Small Cap Market, but we must raise at least $6,000,000 in this offering in order to qualify for the listing.

Investing in our common stock is very risky. We plan to spend most of the money raised to prepare for and drill one or more "wildcat" oil and gas exploratory wells in the State of Israel. Your investment will be subject to a combination of the highest risks associated with new ventures, oil and gas exploration, and political uncertainty. See "Risk Factors" at page 5 of this prospectus to read about the risks that you should consider before buying shares of our stock. You should consider acquiring these shares only with funds you can afford to completely lose.

	Price to Public	Placement Agents' Commissions (1)	Proceeds to Zion (2)
Per Share	$5.00	$0.30	$4.70
Total Minimum	$6,000,000.00	$360,000.00	$5,640,000.00
Total Maximum	$25,000,000.00	$1,500,000.00	$23,500,000.00

(1) Maximum amount of commissions payable to Placement Agents, because no commissions will be paid with respect to shares directly placed by us through our officers and directors. In addition, we have agreed to indemnify the Placement Agents against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

(2) Before deducting estimated offering expenses of up to $240,000 in the minimum offering and $400,000 in the maximum offering.

_____________________________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. We may not sell these shares until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these shares and it is not soliciting an offer to buy these shares in any state where the offer or sale is not permitted.

                                                                The date of this preliminary prospectus is _____________, 2003.

Location of Seismic Lines
Joseph Project
0
4
Kilometers
Haifa 5 km
ASHER-ATLIT #1
CARMEL #1
LP-2239
DS-0587
DS-0584
DS-0586
DS-0583
DS-2222
LP-2139
CAESAREA #3
DS-0588
HAR AMIR #1
DS-2223
DS-0583
DS-2223
MA'ANIT #1
DS-0653
ZI-5024
DS-2191
ZI-5039
DS-0585
GV-2224
DS-0589
DS-3081
GV-2226
west bank
DS-0589
DS-3065
DS-3070
DS-3081
GV-2226
GV-2225
DS-0590
DS-0579
DS-0557
DS-0590
DS-3071
JOSEPH #1 (PROPOSED)
Netanya
DS-3071
DS-4014
DS-3064
DS-0559
DS-3064
DS-0664
DS-4010
DS-4010
DS-4008
ZI-5039
DS-3085
DS-4009
DS-0619
DS-0619
DS-3579
GA'ASH #2
DS-3579
DS-3025
DS-617
DS-0663
DS-3070
DS-617
DS-3024
DS-0559
MEGED #4
DS-0664
MEGED #3
DS-4012
MEGED #2
DS-3025
Tel Aviv
5 km
DS-0585
DS-0557
DS-0616
DS-4011
DS-4011
DS-3024
DS-0744

[Map of Seismic Lines of the Joseph Project]

TABLE OF CONTENTS

PROSPECTUS SUMMARY *

RISK FACTORS *

USE OF PROCEEDS *

CAPITALIZATION *

DETERMINATION OF OFFERING PRICE *

DILUTION *

DIVIDEND POLICY *

PLAN OF DISTRIBUTION *

LEGAL PROCEEDINGS *

MANAGEMENT *

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT *

DESCRIPTION OF SECURITIES *

SHARES ELIGIBLE FOR FUTURE SALE *

INTEREST OF NAMED EXPERTS AND COUNSEL *

BUSINESS AND PROPERTIES *

PLAN OF OPERATION AND MANAGEMENT'S DISCUSSION *

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS *

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS *

MARKET FOR SECURITIES *

EXECUTIVE COMPENSATION *

TAX CONSEQUENCES *

LEGAL MATTERS *

EXPERTS *

WHERE YOU CAN FIND MORE INFORMATION *

PROSPECTUS SUMMARY

All references in this prospectus to the "Company", "Zion", "we", "us" or "our" are to Zion Oil & Gas, Inc., a Delaware corporation, and its predecessor, Zion Oil & Gas, Inc., a Florida corporation. Because this is a summary, it does not contain all of the information that may be important to you as a prospective purchaser of our common stock. You should read the entire prospectus carefully, including the risk factors and financial statements, before you decide to purchase our common stock. You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus.

Zion Oil & Gas, Inc.

Zion is a development stage oil and gas exploration company with a limited operating history and limited financial resources. Our executive offices are located at 6510 Abrams Road, Suite 300, Dallas, Texas 75231 and our telephone number is (214) 221-4610. Our office in Israel is located at 9 Yair Stern Street, Herzliya, Israel 46412 and the telephone number is +972 (9) 955-2619. We were incorporated in Florida in April 2000 and reincorporated in Delaware in July 2003. For the past three years we have been conducting data accumulation, research and analysis related to onshore oil and gas potential in the north central coastal plain of Israel. In October 2002 we submitted a detailed exploration report to the Oil Commissioner of the Ministry of National Infrastructures of the State of Israel, identifying our recommended prospect areas for deep drilling (to a depth of approximately 16,000 feet). Effective January 1, 2003, the Israeli government approved our prospects for drilling and consolidated our existing petroleum rights into a single exploration license covering approximately 95,800 acres as shown on the map on the inside cover of this prospectus. The license expires April 30, 2005. If we begin deepening an existing well or begin drilling a new well by July 1, 2004 and diligently attempt to drill to the target depth we will be entitled to request a two-year additional extension of our license to April 30, 2007. If we do not begin the work by July 1, 2004, the government could begin proceedings to cancel the license for failure to meet the work program.

The Offering

Securities offered by Zion	A minimum of 1,200,000 and a maximum of
5,000,000 shares of common stock, par value $.01
per share

Common stock to be outstanding after	Minimum of 5,766,268 shares
this offering	Maximum of 9,566,268 shares

Use of Proceeds	Net proceeds will be used for exploratory well
drilling, to reduce debt and for working capital
See "Use of Proceeds" for more information.

Summary of Financial Data

Balance Sheets as of:	12/31/2001	12/31/2002	12/31/2002	12/31/2002
	(Audited)	(Audited)	(Pro Forma)(1)	(Pro Forma)(2)
Assets	388,959	737,393	6,137,393	23,837,393
Liabilities	65,602	297,137	297,137	297,137
Stockholders' equity	323,357	440,256	5,840,256	23,540,256
Stockholders' equity per common share	0.11	0.11(3)	1.11(3)	2.60(3)

Statements of Operations
for year ending:	12/31/2001	12/31/2002
	(Audited)	(Audited)
Net income (loss)	(166,753)	(387,152)

___________

(1) Assumes minimum amount raised in the offering

(2) Assumes maximum amount is raised in the offering

(3) Assumes each share of outstanding preferred stock is converted into 12 shares of common stock (which occurred during July 2003)

RISK FACTORS

An investment in our shares is highly speculative and involves a high degree of risk. Therefore, you should consider all of the risk factors discussed below, as well as the other information contained in this prospectus, before investing. You should not invest in our shares unless you can afford to lose your entire investment and you are not dependent on the funds you are investing.

We are a development stage company with a history of losses.

Zion was incorporated in April 2000 and is still in its development stage. Our operations are subject to all of the risks inherent in establishing a new business enterprise. Our potential for success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with a new business, especially an oil and gas exploration business. We do not have any proved reserves or current production. We incurred operating losses of $166,753 for the year ended December 31, 2001, and $387,152 for the year ended December 31, 2002. The accumulated deficit as of December 31, 2002 was $559,269. We cannot assure you that any wells will be completed or produce oil or gas in commercially profitable quantities.

Our ability to successfully execute our business plan is dependent upon our ability to obtain additional financing.

Our planned work program is expensive. A new well could cost as much as $5 million for a dry hole and $7 million for a completed producer, assuming there are no drilling or completion problems.

We intend to finance our initial exploratory drilling with the proceeds from this offering. If we do not raise enough to drill the first well by ourselves (currently estimated at $5 million), we will have to seek other forms of financing, including the sale (if possible) of a portion of our license rights and obligations to one or more other petroleum exploration companies. Any additional financing could cause your relative interest in our assets and potential to be significantly diluted. Even if we have exploration success, we may not be able to generate sufficient revenues to offset the cost of dry holes and general and administrative expenses.

All of our audited financial statements since inception have contained a statement by the auditors that raise the question about us being able to continue as a "going concern" unless we are able to raise additional capital.

Your investment will be diluted.

Depending upon the total amount raised in this offering, your investment will be immediately diluted in terms of net tangible asset value per share. If the minimum amount of $6,000,000 is raised, your dilution will be 78%. If the maximum amount of $25,000,000 million is raised, your dilution will be 48%. See "Dilution," page 16 for more details.

Oil and gas exploration is an inherently risky business.

Exploratory drilling involves enormous risks, including the risk that no commercially productive natural gas or oil reservoirs will be discovered. Even when properly used and interpreted, seismic data analysis and other computer simulation techniques are only tools used to assist geoscientists in trying to identify subsurface structures and hydrocarbon indicators. They do not allow the interpreter to know conclusively if hydrocarbons are present or economically available. The risk analysis techniques we use in evaluating potential drilling sites rely on subjective judgments of our personnel and consultants. There is no assurance that other companies with superior financial resources, larger technical infrastructure and more experience will agree with our analysis and recommendations. The prospects we intend to drill may be significantly more risky than we think they are, and your investment could be at greater risk than if you invested with an established oil and gas exploration company.

Oil and gas operations are risky, especially when some hydrocarbons are present.

The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including:

  unexpected drilling conditions;

  blowouts, fires or explosions;

  pressure or irregularities in formations;

  uncontrollable flows of oil, gas, formation water or drilling fluids;

  equipment failures or accidents;

  adverse weather conditions;

  compliance with governmental requirements and laws, present and future; and

  shortages or delays in the availability of drilling rigs and the delivery of equipment.

If any of these events occur, we could incur substantial losses from personal injury, death, property damage, and/or work stoppage. We do not currently have insurance for these risks, and not all of these risks are insurable. Poor results from our operations could cause us to fail and all your investment would be lost.

Our operations in Israel are subject to political and economic risks.

Our operations are concentrated in Israel and are directly affected by political, economic and military conditions in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and the Palestinians in the West Bank and the Gaza Strip and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Despite the progress towards peace between Israel and its Arab neighbors, the future of these peace efforts is uncertain. Since October 2000, there has been a significant increase in violence primarily in the West Bank and the Gaza Strip, and negotiations between Israel and Palestinian representatives ceased for a period of over thirty months. Negotiations recommenced in June 2003 with the internationally sponsored "Road Map" plan, to which there is significant opposition from extremists on both sides. The chances for this renewed peace process cannot be predicted.

The Ma'anit Reef where we intend to drill our first well is in an area adjacent to Israeli Arab villages where anti-Israeli rioting broke out in late 2000 and near bus routes and Israeli towns which have suffered terrorist attacks. Any future armed conflict, political instability or continued violence in the region would likely have a negative effect on our operations and business conditions in Israel, as well as our ability to raise additional capital necessary for completion of our exploration program. Such armed conflict would likely adversely affect the share price of publicly traded companies with operations concentrated in Israel. Furthermore, several countries and companies still restrict trade with Israel, a situation which may limit our ability to import required goods and services into Israel.

Following Knesset (Israel's parliament) elections in Israel in January 2003, a new government was formed in February 2003. No one can predict how the new government will deal with the security and political situation or what effect the policies of the new government will have on the political and security conditions, even though the government has endorsed the Road Map.

Our operations in Israel may be subject to:

  political and economic uncertainties, including changes in governmental energy policies or the personnel administering them;

  loss of revenue, property and equipment as a result of expropriation, nationalization, war, insurrection or terrorist activities, especially in light of the current violence in the Middle East between Israel and the Palestinians and recent terrorist activities against United States interests;

  currency restrictions and exchange rate fluctuations;

  changes in laws and policies affecting operations of foreign-based companies in Israel;

  modification of license rights; and

  royalty and tax increases and other risks arising out of Israeli State sovereignty over the mineral rights in Israel and its taxing authority.

Consequently, our operations may be substantially affected by factors beyond our control, any of which could negatively affect our financial performance. Further, in the event of a legal dispute in Israel, we may be subject to the exclusive jurisdiction of Israeli courts or we may not be successful in subjecting persons who are not United States residents to the jurisdiction of courts in the United States, either of which could adversely affect the outcome of a dispute.

Our license could be canceled or terminated.

Our license is granted for a fixed period and requires the compliance with a work program detailed in the license. If we do not fulfill the work program, the Israeli government may cancel or terminate the license before its scheduled expiration date.

There are limitations on the transfer of portions of the license.

The Israeli government has the right to approve any transfer of rights and interests in our license and any mortgage of the license to borrow money. If we try to raise additional funds through borrowings or joint ventures with other companies and are unable to obtain some of these approvals from the government, the value of your investment could be significantly diluted or even lost.

We are dependent on contractors, equipment and professional services.

In Israel now there is only one drilling contractor, one provider of seismic services and one provider of logging services. The drilling contractor has only one drilling rig in Israel capable of drilling to our target depth. We do not know if we will be able to locate and encourage any other drilling and service contractors to come into the country. Consequently, costs for our operations are likely to be more expensive than costs for similar operations in other parts of the world. We are also more likely to incur material delays in our drilling schedule and have increased risk of failing to meet our required work schedule.

Similarly, some of the oil field personnel we need to undertake our planned operations are not necessarily available in Israel or available on short notice for work in Israel, a situation that may result in increased costs and material delays in the work schedule.

We are dependent on local licenses and permits.

We are subject to a number of local licenses and permits. Some of these are issued by the Israeli security forces, the Ministry of the Environment, the Civil Aviation Authority, the Israeli national water company, the Israel Lands Authority, the holders of the surface rights in the lands on which we intend to conduct drilling operations, including Kibbutz Ma'anit, the Department of Public Works, local and regional Planning Commissions, and Regional and Town Councils. In order to obtain necessary licenses and permits, more money than the amounts budgeted for those purposes may be required, and we may have to delay the planned work schedule.

Voting control is concentrated.

John M. Brown, our founder and our chairman of the board and chief executive officer, and Mr. Ralph F. DeVore, one of our directors, hold proxies to vote the shares of common stock of some of our shareholders. Including their own shares of common stock, Mr. Brown holds 65%, and Mr. DeVore holds 14%, of our voting rights outstanding prior to this offering.

After the completion of this offering, assuming the minimum shares offered are issued, each of Mr. Brown and Mr. DeVore will have control of 51% and 11%, respectively, of our outstanding voting rights. If the maximum shares are issued they will each hold 31% and 7%, respectively, of our outstanding votes. The ability of Mr. Brown and Mr. DeVore to exercise significant control over us may discourage, delay or prevent a takeover attempt that a shareholder might consider in his or her best interest and that might result in a shareholder receiving a premium for his or her common stock. Also, Mr. Brown and Mr. DeVore (if they vote the same way) may have the ability to:

  control the vote of most matters submitted to our shareholders, including any merger, consolidation or sale of all or substantially all of our assets;

  elect all of the members of our board of directors;

  prevent or cause a change in control of our Company; and

  decide whether to issue additional common stock or other securities or declare dividends.

Some of the shares of common stock owned by the other officers and directors are not subject to the proxies held by Mr. Brown and Mr. DeVore. When those shares are added in, the management of Zion holds 82% of the voting control prior to the completion of this offering and would have 65% of the voting control if the minimum amount of the offering is placed and 39% of the voting control if the maximum is placed.

Lack of cumulative voting diminishes control of minority shareholders.

You will not be entitled to accumulate your votes for the election of directors or any other matter. Accordingly, the holders of a majority of the shares of common stock present at a meeting of shareholders will be able to elect the full board of directors and make all corporate decisions, and the minority shareholders will not be able to successfully oppose such actions.

Loss of current management could have adverse effects.

We depend upon a relatively small number of management personnel and key employees, and the loss of any of these management personnel and employees could affect us adversely. Competition for qualified employees is intense, and our success depends upon our ability to retain and attract qualified individuals. We cannot assure you that we will be able to attract and retain such individuals currently or in the future on acceptable terms, or at all. In addition, we do not maintain "key person" life insurance on any officer, employee or consultant of Zion.

There could be problems associated with rapid growth.

If we find any commercial oil and gas, we will have to implement and improve our operational, financial, and management information systems and to expand, train, manage and motivate our employees. These demands may require us to add new management personnel and new training programs for current personnel. This additional burden to an already limited number of people on staff may cause significant mistakes to occur.

Liability and indemnification of officers and directors could cause a financial burden to the Company.

We are involved in a speculative and often hazardous business, which can result in lawsuits and claims. Our certificate of incorporation provide for indemnification of our officers and directors. Any limitation on the liability of any director, or indemnification of directors, officers, or employees, could cause us to spend substantial sums to cover any liability of such persons or indemnify them.

Cash dividends may not be paid to shareholders.

You may receive little or no dividends on your shares of common stock. The board of directors has not directed the payment of any dividends, and does not anticipate paying dividends on the shares for the foreseeable future and intends to retain any future earnings to finance our growth. Payment of dividends, if any, will depend, among other factors, on our earnings, capital requirements, and the general operating and financial condition, and will be subject to legal limitations on the payment of dividends out of paid-in capital.

There will be a limited public market, if any, for the shares.

There is no public market for the shares of common stock being offered. We cannot assure you that a sufficient active trading market will develop or that you will be able to resell your shares at prices equal to or greater than your respective initial purchase price. The market prices for the securities of energy companies have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. The market price of the shares may be affected significantly by factors such as announcements by us or by our competitors, variations in our results of operations, and market conditions in the extractive industries in general. The market price may also be affected by movements in prices of stock in general. As a result of these factors, you may not be able to liquidate an investment in the shares readily or at all.

Failure to obtain or maintain market makers could impair the value of your investment.

The value of your investment would be impaired if we are not listed on a national exchange and are unable to obtain or maintain at least one NASD market maker. This would mean fewer shares of common stock being bought and sold, delays in transactions, and lower prices than might otherwise prevail. Furthermore, the lack of market makers could result in persons being unable to buy or sell shares of the common stock on any secondary market. We cannot assure you that we will be able to obtain or maintain market makers.

Shares currently outstanding may soon be eligible for future sale.

All of the shares of common stock that are currently held are restricted securities and were purchased at prices significantly lower than the price of this offering. Such shares cannot be sold in the open market without a separate registration except in reliance upon Rule 144 under the Securities Act of 1933. However, most of these shares have been held for more than the minimum holding period under Rule 144, and the holders may sell those shares into the public market, which might put downward pressure on the price.

There may be a limited market for natural gas.

To the best of our knowledge, as of the date hereof, there are four primary competitors for the sale of natural gas to the Israeli market. The source of the gas is from the recently discovered large gas fields offshore Israel and the Gaza Strip and the very large gas fields offshore Egypt. In light of the relatively small size of the current Israeli market for natural gas, in the event that we and other groups exploring for natural gas in Israel succeed in discovering significant new reserves of natural gas, such discoveries may result in a decrease in the market price for natural gas and impede our ability to sell any reserves of natural gas we discover until such time as the Israeli market for natural gas increases to an extent where it is able to accommodate additional reserves.

Although our projects are for oil reserves, we may find significant volumes of natural gas. If, as we develop and expand production of our Israeli gas reserves, the Israeli market for gas does not also develop and grow, there may be too much gas for the market to absorb, causing natural gas prices to significantly decrease, which would negatively impact the results of our operations and our financial condition. Unlike the United States, Israel's market for natural gas is in the early stage of development and is now primarily based on electric power generation and industrial use. At present, there is no pipeline and there are limited other means available to transport large amounts of gas from our areas of operation to major power plants or industrial and population centers.

In the event of a discovery of natural gas, our ability to supply the gas discovered to the potential market will to a large extent be dependent on the establishment of the Israeli national natural gas pipeline. As of the date hereof, it is uncertain who will construct and operate this pipeline and, as a result, it is uncertain when the pipeline will be completed or exactly where it will be routed with respect to our license.

Compliance with environmental regulations may be expensive.

Our operations are subject to laws and regulations relating to the generation, storage, handling, emission, transportation and discharge of materials into the environment, which can adversely affect the cost, manner or feasibility of our doing business. Many laws and regulations require permits for the operation of various facilities, and these permits are subject to revocation, modification and renewal. Governmental authorities have the power to enforce compliance with their regulations, and violations could subject us to fines, injunctions or both. These laws and regulations increase the costs of planning, designing, drilling, installing and operating oil and gas facilities. Risks of substantial costs and liabilities related to environmental compliance issues are inherent in oil and gas operations. It is possible that other developments, such as stricter environmental laws and regulations, and claims for damages to property or persons resulting from oil and gas production, would result in substantial costs and liabilities.

Sales of less than the maximum offering amount will limit our activities.

This offering is being made on a "best efforts" basis. Failure to raise funds beyond the minimum subscription of 1,200,000 shares will limit the activities of the Company. We cannot assure you that all of the shares will be sold. Subscriptions are irrevocable, but we have the right to accept or not accept a subscription. We currently intend not to accept any subscriptions for less than $500 per subscriber.

There is significant competition in the oil and gas industry.

The oil and gas exploration business is highly competitive and has few barriers to entry. We will be competing with other oil and gas companies and investment partnerships to develop oil and gas properties in Israel and to purchase equipment and obtain labor necessary to complete wells. Many of our competitors are larger than we and have substantially greater access to capital and technical resources than we do and may therefore have a significant competitive advantage.

Oil and gas prices fluctuate.

Our revenues, operating results, financial condition and ability to borrow funds or obtain additional capital may depend substantially on prevailing prices for oil and natural gas. Declines in oil and gas prices may materially adversely affect our financial condition, liquidity, ability to obtain financing and operating results. Lower oil and gas prices also may reduce the amount of oil and gas that we can produce economically. Historically, oil and gas prices and markets have been volatile, with prices fluctuating widely, and they are likely to continue to be volatile. Depressed prices in the future would have a negative impact on our future financial results. The volatile nature of the energy markets make it impossible to predict with any certainty the future prices of oil and gas.

In addition, we assess the carrying value of our assets annually in accordance with generally accepted accounting principles under the full cost method. If oil and gas prices decline, the carrying value of our assets could be subject to downward revision.

Earnings will be diluted due to charitable contributions and key employees incentive plan.

We are committed to donating 6% of our gross sales revenues to two charitable trusts and allocating 1.5% to a key employees incentive plan. As our expenses increase with respect to the amount of sales, these donations and allocation could significantly dilute future earnings, and thus depress the price of the common stock.

Price of common stock was arbitrarily determined.

The price of the common stock you would be purchasing from us has been arbitrarily set without regard to our tangible book value per share.

In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this prospectus potential investors should keep in mind other possible risks that could be important.

USE OF PROCEEDS

The net proceeds to us from the sale of a minimum of 1,200,000 and a maximum of 5,000,000 shares of common stock at an offering price of $5.00 per share are estimated to be approximately $5,400,000 and $23,100,000, respectively, after deducting estimated placement agent commissions and offering expenses. If shares are sold by officers and directors of the Company, no commissions will be paid; therefore, more funds will be available for use by the Company as working capital.

We intend to use most of the net proceeds of this offering for exploration and development drilling on our Israeli license area. Our work program calls for either re-entering and deepening an existing well (the Ma'anit #1) in the license area at an estimated cost of $3,300,000 or drilling a new well in the license area at an estimated cost of $5,500,000. Estimated completion costs for the re-entry of the new well would be $800,000. We cannot assure you that any wells will be completed or produce oil or gas in commercial quantities. If the minimum $5,400,000 net proceeds are raised, we will re-enter the Ma'anit #1. If the maximum $23,100,000 net proceeds are raised, we plan to re-enter the Ma'anit #1 as our first well and then proceed to drill two additional wells. See "Plan of Operation and Management's Discussion".

The remaining net proceeds will be used for general and administrative expenses and working capital. We intend to invest the net proceeds of this offering in short-term, investment grade obligations or bank certificates of deposit until they are used.

If the minimum amount is raised, the proceeds from this offering will satisfy our cash requirements through December 2004, including the re-entry of the first well. This assumes that our officers would be willing, as they have done in the past, to defer most of their salaries until more cash is available. Thereafter, it will be necessary to raise additional funds for subsequent drilling. To the extent this offering is successful in raising the maximum funds, we expect to have sufficient money to drill and complete at least three wells and pay overhead through December 2006.

The following table sets forth the use of the proceeds from this offering:

	Minimum ($)	Maximum ($)
Total Proceeds	6,000,000	25,000,000
Less: Offering Expenses
Placement Agent Fees	360,000	1,500,000
Listing Fees	25,000	25,000
Transfer Agent Fees	10,000	35,000
Registration Fees (State and Federal)	22,300	42,300
Legal & Accounting	125,000	160,000
Printing & Advertising	30,000	60,000
Travel & Public Relations	27,700	77,700
Net Proceeds from Offering	5,400,000	23,100,000
Use of Net Proceeds:
Notes Payable to Shareholders	150,000	150,000
Accounts Payable to Officers	300,000	300,000
General & Administrative:
Salaries & Benefits--Officers	360,000	2,600,000
Salaries & Benefits--Tech.	60,000	300,000
Salaries & Benefits--Admin	50,000	180,000
Directors Fees	30,000	180,000
Office Rent	50,000	150,000
Legal and Accounting	40,000	120,000
Shareholder Relations	20,000	60,000
Printing & Advertising	20,000	30,000
Travel	20,000	30,000
Insurance	80,000	300,000
Other	20,000	50,000
Total General & Admin.	750,000	4,000,000
Exploration Costs
License Fee	78,000	234,000
New Exploration Permits	6,000	6,000
Consultants	10,000	100,000
Joint Venture Presentations	0	10,000
Seismic Studies	6,000	300,000
Total Exploration Costs	100,000	650,000

Pre-Drilling Costs
Engineering Consultants	10,000	10,000
Long Lead Tubulars	380,000	380,000
Long Lead Valves	50,000	50,000
Other Long Lead Items	60,000	60,000
Drilling Contract Fee	100,000	100,000
Total Pre-Drilling Costs	600,000	600,000
First well drill & test	2,700,000	2,700,000
Reserve for first completion	800,000	800,000
Reserve for future wells	0	13,900,000
Total Use of Net Proceeds	5,400,000	23,100,000

The foregoing reflects only estimates of the use of the proceeds if the minimum amount or maximum amount is attained. If more than the minimum but less than the maximum is raised, the amounts will be adjusted appropriately. Actual expenditures may vary materially from these estimates.

CAPITALIZATION

The following table sets forth our total consolidated capitalization as of December 31, 2002, as reflected in our audited financial statements, and our pro forma capitalization as of December 31, 2002 giving effect to the sale of a minimum of 1,200,000 shares and a maximum of 5,000,000 shares at $5.00 per share in this offering and application of the estimated net proceeds as described in this prospectus. The first pro forma column of the table shows the pro forma result of the exchange of 43,100 shares of preferred stock for 517,200 shares of common stock that occurred during July 2003. You should read the information presented below together with our consolidated financial statements and notes and "Plan of Operation and Management's Discussion" included elsewhere in this prospectus.

	Amount of Capitalization as of December 31, 2002
		_____________As Adjusted______________
	Audited ($)	Exchange ($)	Minimum ($)	Maximum ($)
Short-term debt (prime + 2.5%)	50,590	50,590	50,590	50,590
Stockholders equity:
Series A Convertible Preferred stock,
par value $0.01 per share	431	0	0	0
Common stock - par value $0.01 par share	35,525	40,697	52,697	90,697
Additional paid in capital	963,569	958,828	6,346,828	24,008,828
Retained earnings (deficit)	(559,269)	(559,269)	(559,269)	(559,269)
Total stockholders equity	440,256	440,256	5,840,256	23,540,256

Total Capitalization	490,846	490,846	5,890,846	23,590,846

DETERMINATION OF OFFERING PRICE

Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock was determined solely by us. The factors considered in determining the public offering price include the initial cost by others for the technical data made available to us by the Israeli government or otherwise available to us from publicly accessible sources, our business potential and earnings prospects, the oil and gas industry and the general condition of the securities markets at the time of the offering. The offering price does not bear any relationship to our assets, revenue, book value, net worth or other recognized objective criteria of value. The estimated initial public offering price set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors.

DILUTION

As of December 31, 2002, our audited net tangible book value was $440,256 or $0.11 per share of common stock, assuming all outstanding shares of preferred stock were converted into common stock at the ratios that occurred during July 2003. Net tangible book value is the aggregate amount of our tangible assets less our total liabilities. Net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding.

Minimum Offering

After giving effect to the sale of a minimum of 1,200,000 shares of common stock at an offering price $5.00 per share of common stock and after deducting placement agent commissions and other offering expenses, our net tangible book value as of December 31, 2002 would increase from $440,256 to $5,840,256, and the net tangible book value per share would increase from $0.11 to $1.11. This represents an immediate increase in net tangible book value of $1.00 per share to current shareholders, and immediate dilution of $3.89 per share to new investors or 78%, as illustrated in the following table:

Public offering price per share of common stock		$5.00
Net tangible book value per share before this offering	$0.11
Increase per share attributable to new investors	$1.00
Adjusted net tangible book value per share after this offering		$1.11
Dilution per share to new investors		$3.89
Percentage dilution		78%

Another view of dilution is to look at the differences in shares purchase price (assuming conversion of existing preferred stock) as of December 31,2002:

	Shares Purchased		Total Consideration
	Number	Percent	Amount	Percent	Average per Share
Current Shareholders	4,069,700	77%	$ 999,525	14%	$0.25
New Investors	1,200,000	23%	$ 6,000,000	86%	$5.00
	5,269,700	100%	$ 6,999,525	100%

Maximum Offering

After giving effect to the sale of a maximum of 5,000,000 shares of common stock at an offering price $5.00 per share and (after deducting placement agent commissions and other offering expenses), our net tangible book value as of December 31, 2002 would increase from $440,256 to $23,540,256, and the net tangible book value per share would increase from $0.11 to $2.60. This represents an immediate increase in net tangible book value of $2.49 per share to current shareholders, and immediate dilution of $2.40 per share to new investors or 48%, as illustrated in the following table:

Public offering price per share of common stock		$5.00
Net tangible book value per share before this offering	$0.11
Increase per share attributable to new investors	$2.49
Adjusted net tangible book value per share after this offering		$2.60
Dilution per share to new investors		$2.40
Percentage dilution		48%

Another view of dilution is to look at the differences in shares purchase price (assuming conversion of existing preferred stock) as of December 31,2002:

	Shares Purchased		Total Consideration
	Number	Percent	Amount	Percent	Average per Share
Current Shareholders	4,069,700	45%	$ 999,525	4%	$0.25
New Investors	5,000,000	55%	$ 25,000,000	96%	$5.00
	9,069,700	100%	$ 25,999,925	100%

DIVIDEND POLICY

We have never paid dividends on our common stock and do not plan to pay dividends in the foreseeable future. Whether dividends will be paid in the future will be in the discretion of our board of directors and will depend on various factors, including our earnings and financial condition and other factors our board of directors considers relevant. We currently intend to retain earnings to develop and expand our business. See "Plan of Operation and Management's Discussion" for more information on our business plans.

PLAN OF DISTRIBUTION

Placement Agents

We will offer our shares through our officers and directors and through licensed securities dealers ("Placement Agents") in the United States who are members of the National Association of Securities Dealers, Inc. ("NASD") or who reside outside the United States and agree to be bound by NASD guidelines. We will have a Placement Agent Agreement between us and the Placement Agents. A six percent (6%) commission will be paid to the Placement Agents.

We will not pay the Placement Agents a non-accountable expense allowance. Each Placement Agent's expenses will be for his own account. The names and addresses of all Placement Agents and the jurisdictions from which investors may purchase common stock will be posted on our website at www.zionoil.com.

We anticipate that the Placement Agent Agreement will provide for indemnification by us of the Placement Agents against certain civil liabilities, including liabilities under the Securities Act.

Escrow Account

We will establish an escrow account with a bank in Dallas, Texas. All checks from investors will be deposited into such account until we receive and accept funds representing the minimum offering amount. Funds in the escrow account may be invested in obligations of, or obligations guaranteed by, the United States government or bank money market accounts, or certificates of deposit of national or state banks that have deposits insured by the Federal Deposit Insurance Corporation (including certificates of deposit of any bank acting as depositary or custodian for any such funds).

As soon as the minimum offering amount has been deposited into the escrow account, an initial closing will take place and the funds will be transferred into one of our operating accounts. Following the initial closing, funds will continue to be deposited with the escrow bank until the final closing at the end of this offering.

If the minimum offering amount is not reached by the termination date of this offering (which is now set at December 31, 2003, but which maybe extended for sixty days), we will refund and return all monies to investors, without interest or deduction for service charges. You will therefore receive 100% of your money back if the minimum offering is not subscribed.

Other Methods of Distribution

We may also offer our shares from time to time directly to one or more purchasers or through brokers, dealers or underwriters who may act solely as agents or may acquire shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. One or more of the following methods may be used to distribute the shares:

  ordinary brokers' transactions, which may include long or short sales;

  transactions involving cross or block trades or otherwise on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, in the over-the-counter market or in any other market for our shares;

  purchases by agents, brokers, dealers, or underwriters as principals and resale by such purchasers for their own accounts pursuant to this prospectus;

  "at the market" to or through market makers or into an existing market for our common stock and warrants;

  in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

  through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise); or

  any combination of the foregoing or by any other legally available means.

In addition, we may enter into hedging transactions with broker-dealers who may engage in short sales of our shares in the course of hedging the positions they assume with us. We may also enter into options or other transactions with broker-dealers that require the delivery to such broker-dealers of our shares, which shares may be resold thereafter pursuant to this prospectus.

Brokers, dealers, underwriters or agents participating in the distribution of our shares acting as agents for us may receive compensation in the form of discounts, concessions or commissions from us (and, if they act as agent for the purchaser of such shares, from such purchaser). Such discounts, concessions or commissions as to a particular broker, dealer, underwriter or agent might be greater or less than those customary in the type of transaction involved. We and any brokers, dealers, underwriters or agents that participate in the distribution of our shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, commissions or concessions received by any such persons might be deemed to be underwriting discounts and commissions under the Securities Act. We cannot presently estimate the amount of such compensation. Except for the contemplated arrangements with Placement Agents as described above, we do not currently have any existing arrangements with any broker, dealer, underwriter or agent relating to the sale or distribution of our shares.

Any underwriter may engage in stabilizing transactions in accordance with Rule 104 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Rule 104 permits stabilizing bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Any underwriters may over-allot shares in connection with an offering of our shares, thereby creating a short position in the underwriters' account. These transactions, if commenced, may be discontinued at any time.

To the extent required, we will file, during any period in which offers or sales are being made, a supplement to this prospectus which sets forth, with respect to a particular offering, the specific number of shares to be sold, the sale price, the name of any participating broker, dealer, underwriter or agent, any applicable commission or discount and any other material information with respect to the plan of distribution not previously disclosed.

State Securities ("Blue Sky") Laws

In order to comply with certain states' securities laws, if applicable, our shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states our shares may not be sold unless the shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is satisfied. Our website provides information on a current basis as to those states and foreign jurisdictions in which we have qualified or in which we have an opinion of counsel that our shares are exempt from registration.

LEGAL PROCEEDINGS

The Company is not a party to any legal proceedings.

MANAGEMENT

Our directors, executive officers and key employees, their present positions and their ages are as follows:

Name	Age	Position
John J. Brown	63	Chairman of the Board and Chief
		Executive Officer
Eugene A. Soltero	60	Director, President and Chief Operating
		Officer
Glen H. Perry	60	Director, Executive Vice President
Philip Mandelker	56	Director, General Counsel and Secretary
Ralph F. DeVore	65	Director
Z. Sheldon Fink	60	Director
Eitan Lubitch	66	Director
William H. Avery	55	Vice President - Finance and Treasurer
Elisha Roih	76	Vice President - Administration of Israeli
		Operations
Eliezer L. Kashai	81	Vice President - Israeli Exploration

The following biographies describe the business experience of our directors, executive officers and key employees. Positions and experience with the Company include positions and experience with our predecessor, Zion Oil & Gas, Inc., a Florida corporation.

John M. Brown is the founder of the Company and has been a director, chairman of the board of directors and chief executive officer of the Company since its organization in April 2000. He also served as president of the Company until October 2001, when Mr. Soltero was elected to that position. Mr. Brown has extensive management, marketing and sales experience, having held senior management positions in two Fortune 100 companies - GTE Valenite, a subsidiary of GTE Corporation and a manufacturer of cutting tools, where he was employed from 1966-86, and Magnetek, Inc., a manufacturer of digital power supplies, systems and controls, where he was employed from 1988-89. Mr. Brown has been a director and principal stockholder in M&B Concrete Construction, Inc. since 1996. He also oversees the day-to-day administration and financial operations as an officer and director of M&B Concrete, Inc., M& B Contracting Inc., and M&B Poured Wall, Inc. Prior to founding the Company, Mr. Brown had been actively pursuing a license for oil and gas exploration in Israel for many years. He has led the efforts leading to the Company obtaining in May 2000 the Ma'anit License in the Joseph Project. Mr. Brown holds a BBA degree from Fullerton College.

Eugene A. Soltero has been a director of the Company since June 2001, and was elected president and chief operating officer in October 2001. Previously, he was a financial consultant to the Company since June 2000 and served as treasurer from February 2002 to January 2003. Mr. Soltero is also president and chief executive officer of Cimarron Resources, Inc., an independent private energy production and consulting company he formed in 1985. He also served, during the period 1995-1999, as a director, chairman and chief executive officer of Cotton Valley Resources Corporation [ASE:KTN], which is now Aspen Group Resources Corporation [OTCBB:ASPG and TSE:ASR]. During 1991-1994, he was chairman of the board, president and chief executive officer of Aztec Energy Corporation [NASDAQ:AZCE] and during 1989-1991 he was president and chief operating officer of American International Petroleum Corporation [NASDAQ:AIPN]. Mr. Soltero has served as chief operating officer and/or chief executive officer for private and public oil and gas exploration and production companies for the past 20 years, including directing the formation and growth of a number of start-up companies. Early in his career, he was trained at Sinclair Oil Corporation in exploration and production management, served as manager of planning for Texas International Petroleum Corporation, and Petroleum Economist for DeGolyer and MacNaughton, petroleum consultants. For nine years he managed all the oil and gas subsidiaries of Moore McCormack Resources. Mr. Soltero is a member of the Society of Petroleum Engineers, and a former director of the Independent Petroleum Association of America and the Texas Independent Producers and Royalty Owners. He has also served as a director of the Independent Petroleum Refiners Association of America. He is a master's graduate of the Massachusetts Institute of Technology in business (where he was awarded the Sinclair Research Fellowship in Petroleum Economics) with an undergraduate bachelor of engineering degree from The Cooper Union. Mr. Soltero is a registered professional engineer in the State of Texas.

Glen H. Perry has been executive vice president of the Company since April 2000 and was elected a director in November 2000. During 1998 and 1999 Mr. Perry was a consultant to Delek Drilling, Ltd., with respect to its participation in the major gas discoveries offshore Israel. From 1993-98 he worked for National Petroleum Limited, an international oil and gas company with representative offices in Geneva, Switzerland. In this capacity, Mr. Perry served as manager of project development, seeking viable projects and negotiating contracts in the C.I.S. Republics, and general director of an oil and gas project in the Republic of Georgia. Previously, he was an officer and director of Prairie Producing Company ("Prairie"), an independent oil company operating mainly in Louisiana and Texas, from 1985 until Prairie was sold in 1990 to UNOCAL for approximately $330 million. While with Prairie, Mr. Perry had responsibility for design, construction and operation of all operational projects, including production facilities, pipelines, and plants. In addition to all engineering, drilling and production functions, he also had responsibility for marketing. Mr. Perry joined Prairie in December 1976 as a production engineer, was appointed chief engineer in October 1979, and served as vice president, production and operations from 1985-89, and senior vice president from 1989-90. Prior to joining Prairie, Mr. Perry's experience was in drilling and production for Exxon Company, USA (now ExxonMobil Corporation) and Energy Reserves Group (now BHP). Mr. Perry holds a Masters in Petroleum Engineering from the University of Texas and a Bachelor of Science from the University of Tennessee.

Philip Mandelker has been general counsel of the Company since April 2000 and was elected as director in June 2001. He was elected secretary of the Company in February 2002. He holds a Doctor of Jurisprudence degree (1971, cum laude) from Columbia University School of Law and was of counsel to I. Amihud Ben-Porath, Hamou and Company, a law firm in Tel-Aviv, Israel, from May 2000 through April 2003, a position he also held in1994-96. He is currently of counsel to ADAM Law Firm in Tel Aviv. Mr. Mandelker is admitted to practice in both the United States and Israel. He has practiced in New York, Jerusalem and Tel-Aviv and has extensive experience with the oil and gas exploration industry in both the United States and Israel. While at the Israeli Ministry of Finance (1974-76), Mr. Mandelker acted inter alia as Legal Advisor to the Israeli Petroleum Commissioner and represented the Israeli Government in negotiating the Petroleum Concessions and Production Sharing Agreements in the Sinai Peninsula and Gulf of Suez. In New York between 1981 and 1993, as counsel to the firm of Rosenman and Colin, Mr. Mandelker advised oil and gas exploration companies and sponsors of oil and gas drilling programs in structuring public and private investment vehicles; he has also advised investors in such programs. From 1992-94, Mr. Mandelker served as an advisory director of Aztec Energy Corp., then an independent oil and gas exploration and production company listed on NASDAQ. He has published and lectured on subjects related to investment in oil and gas exploration activities in Israel and in the United States. As Deputy and then Acting Legal Advisor to the Military Government of the Judea and Samaria Area (1978-80), he drafted a model oil and gas exploration and production concession agreement for use in the Area. From 1997-99, Mr. Mandelker was Chief Legal Advisor of the United Mizrahi Bank, Ltd., a major Israeli banking group headquartered in Tel-Aviv. Mr. Mandelker has been associated with Mr. Brown and the Joseph Project since February 2000.

Ralph F. DeVore has been a director of the Company since June 2001, and served as secretary and treasurer from that time until February 2002. Since 1984 he has served as president and director of Christian Commerce Corporation, a nonprofit private foundation which serves the community through Christian based education and counseling. Mr. DeVore holds a BS degree from Wayland Baptist University and an A. Div. Degree from Southwestern Baptist Theological Seminary. He brings over forty years of business experience to the Company having served in senior management positions in a number of companies specializing in innovative marketing/advertising and sales. He is also a director of Hal Lindsey Ministries, an international Christian ministry.

Z. Sheldon Fink has served as a director since July 2003. Since 2002 he has served as the chief executive officer of PBI Aqaba Industrial LLP, a developer of industrial real estate at Aqaba, Jordan. He has also been the chairman of IPPS Ltd., a developer of a seawater desalination plant, since 2001. For the period 1995 through 2000, Mr. Fink was chief executive officer of Ashcogen Ltd., an independent electric power generating company in Israel. During the 1980's he served as CEO of Carmel Containers Ltd., and was responsible for that company's initial public offering on the American Stock Exchange. From 1970-1982 Mr. Fink worked at E. Landau Law Offices in Jerusalem, first as an associate, then as a partner. He specialized in shipping law, energy law and private international law. Mr. Fink holds a Bachelor of Arts degree from Yeshiva University in New York and a Doctor of Jurisprudence degree from the Harvard Law School.

Eitan Lubitch has served as a director since July 2003. Since March of 2000 he has served as managing director and principal of Dar-Style Consultants & More Ltd., an independent consulting engineering firm in Tel Aviv. For the previous twenty-three years he was the founder, principal stockholder, chairman and CEO of Ludan Engineering Co. Ltd., one of the leading multidisciplinary engineering organizations in Israel, employing, in its group, over 300 persons and owning subsidiaries in infrastructure, buildings and environmental software. Ludan's main customers operate plants in the process industries, specifically oil refineries, petrochemicals, chemicals, pharmaceuticals, food and microelectronics. In 1997 Ludan went public on the Tel Aviv Stock Exchange. Mr. Lubitch holds Bachelors and Masters of Science degrees in mechanical engineering from the Technion-Israel Institute of Technology. He has also taken advanced finance and management courses from the University of Tel-Aviv and the HAMIL-Israel Center for Management.

William H. Avery was elected Vice President - Finance and Treasurer in January 2003. For the past nine years he has practiced as independent attorney in transactional work, concentrating in the area of real property law, including oil and gas transactions. Before that he was a partner for seventeen years and an associate for four years at Storey, Armstrong, Stegar and Martin, a full-range Dallas law firm, concentrating his practice in the representation of financial institutions in loan transactions. In addition he has more than twenty years as an oil and gas property investor and investment manager for his own account and for members of his family. Mr. Avery holds a Bachelor of Business Administration degree in Finance from Southern Methodist University and a Doctor of Jurisprudence degree from Duke University Law School

Elisha Roih has served as Vice President - Administration of Israeli Operations of the Company since April 2000. Mr. Roih holds a BA degree in Political Science and Oriental Studies from Hebrew University, Jerusalem, and has continuing educational course certificates in Business Administration, Production Technology and Offshore Operations. Mr. Roih has over forty years experience in senior management positions in the Israeli petroleum industry. Most recently, between 1997-1998, he served as acting general manager of Lapidoth, Israel Oil Prospectors Company, Ltd. and its subsidiary Metsada, United Drilling Co., companies of which, together with Naphta-Israel Petroleum Corp., Mr. Roih served as general manager between 1983-1989. Prior to 1983, Mr. Roih served as: deputy general manager of the Israel National Oil Company, general manager of Southern Sinai Petroleum, Exploration and Production Project in the Gulf of Suez, operations manager for Sinai Oil Fields in the Gulf of Suez and various management positions with Naphtha - Israel Petroleum Corporation Ltd. Between 1990-1996 and from 1998 to 2000, Mr. Roih was a management consultant to the petroleum industry in Israel, during which periods he also consulted for Mr. Brown in connection with the Joseph Project.

Dr. Eliezer Kashai, has been Vice President - Israeli Exploration of the Company since October 2000. Dr. Kashai studied geology in the University of Sciences, Budapest, Hungary and holds Masters and Ph.D. degrees from Hebrew University, Jerusalem and is a widely recognized authority on the Triassic formation of Israel. Dr. Kashai has over fifty years of geological experience in Israel working until his retirement in 1987 for the national petroleum companies of Israel, including almost thirty years for Lapidoth Israel Oil Prospectors Company, Ltd. and Oil Exploration Investment, Ltd., where he served in progressively responsible positions, including deputy managing director responsible for all of that company's exploration efforts. Following his retirement in 1987 and through 1998, Dr. Kashai worked as an exploration consultant for various companies active in petroleum exploration in Israel, including Israel National Oil Company, Lapidoth, Naphta Petroleum, ABJAC-Mazal Ltd., Nordan Oil and Gas, and Sedot Neft, Ltd. where he was responsible for the original geological interpretation of Ma'anit. He began consulting for Mr. Brown in connection with the Joseph Project in late 1999 and for the Company in April 2000. Dr. Kashai has served as president of the Israel Geological Society and is responsible for five geological publications and nearly one hundred unpublished company reports on exploration projects, drilling recommendations, subsurface geological analysis and well evaluations.

Information Regarding the Board of Directors and Committees

Our board of directors is divided into three classes of directors, with each class (except for the initial classes) elected to a three-year term every third year and holding office until their successors are elected and qualified. The class whose term of office will expire at our 2004 Annual Meeting of Shareholders consists of Philip Mandelker and Glen H. Perry. The class whose term of office will expire at our 2005 Annual Meeting of Shareholders consists of Eugene A. Soltero and Eitan Lubitch. The class whose term of office will expire at our 2006 Annual Meeting of Shareholders consists of John M. Brown, Ralph F. DeVore and Z. Sheldon Fink.

Of the seven current members of our board of directors, three meet the criteria of independence set by the SEC. These are Ralph F. DeVore, Eitan Lubitch and Z. Sheldon Fink.

As described below our board of directors has established two committees, an audit committee and a compensation committee. Members of the committees are appointed annually by the board of directors to serve at the discretion of the board until their successors are appointed or the earlier of their resignation or removal.

Audit Committee. Following the effective date of the merger of the Company and its predecessor Florida corporation on July 9, 2003 and with the expansion of our board of directors to seven with the appointment of Mr. Lubitch and Mr. Fink on July 11, 2003, the board of directors established an audit committee comprised of three directors as follows: Mr. Eugene A. Soltero, our president and chief operating officer, and Mr. DeVore and Mr. Fink, both of whom are independent. Mr. Soltero and Mr. Fink each satisfy the criteria of audit committee financial experts as set by the SEC.

The audit committee has been charged by our board of directors with the following responsibilities and granted the following authority:

  the appointment, compensation and retention commencing with the Company's fiscal year 2004, and oversight of the work, of registered public accounting firms engaged (including resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company;

  establishment of procedures for (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

  authority to engage independent counsel and other advisors, as it determines necessary to carry out its duties.

The audit committee has also been charged with recommending to our board of directors for adoption no later than October 31, 2003, a formal written audit committee charter that complies with the requirements of the Exchange Act, the rules and regulations of the SEC and the listing and corporate governance requirements of the NASD.

In establishing the audit committee, our board of directors provided that no later than 90 days from the date of effectiveness of this registration statement (the "Effective Date"), Mr. Soltero would be replaced as a member of the audit committee by a director meeting both the independence and financial expertise requirements of both the SEC and the NASD.

In establishing the audit committee to include Mr. Soltero, we relied on an exemption provided for new issuers under Exchange Act Rule 10A-3 section (b)(1)(iv)(A). The Company believes that Mr. Soltero's service as a member of the audit committee will not adversely affect the ability of the audit committee to act independently and to satisfy the other requirements of the Exchange Act Rule 10A-3 for the following reasons:

  the early stage of the Company's development;

  the very limited scope of our current activities;

  the Company has no income at the current time and is unlikely to have any material income prior to the ninetieth day following the Effective Date, the day by which the Company intends to replace Mr. Soltero as a member of the audit committee;

  we do not expect to commence drilling activities or incur any other substantial expenses prior to the ninetieth day following the Effective Date;

  the Company has already retained independent auditors for 2003; and

  it is not likely that we will need to retain independent auditors for 2004 prior to Mr. Soltero's intended retirement from the audit committee.

Compensation Committee. Our board of directors also established a compensation committee to be comprised of three directors, two of whom satisfy the independence requirements of the SEC and the third is John Brown, our chairman and chief executive officer. The independent directors are Eitan Lubitch and Ralph DeVore.

The compensation committee is charged with the following responsibilities:

  the review and recommendation to the board of directors of the terms of compensation, including incentive compensation and employee benefits of the senior officers of the Company;

  determination of the terms of employee benefit plans (including stock incentive and stock option plans,) the granting of awards under the plans and the supervision of plan administrators.

It is our intention, prior to October 31, 2003, to adopt a formal, written compensation committee charter that complies with the requirements of the Exchange Act, SEC rules and regulations and the listing and corporate governance requirements of the NASD.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information regarding beneficial ownership of our common stock as of July 11, 2003, and as adjusted to reflect the sale of shares in this offering, by:

  each person who beneficially owns more than 5% of all outstanding shares of common stock,

  each of our directors and executive officers individually, and all of our directors and executive officers as a group.

Except as otherwise indicated, to our knowledge, all persons listed below have sole voting power and investment power and record and beneficial ownership of their shares, except to the extent that authority is shared by spouses under applicable law. Except as noted below, all persons listed have an address in care of our principal executive offices.

The information contained in this table reflects "beneficial ownership" as defined in Rule 13d-3 of the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options and warrants held by that person (and/or pursuant to proxies held by that person) that were exercisable on July 11, 2003, or became exercisable within 60 days following that date are considered outstanding. However, such shares are not considered outstanding for the purpose of computing the percentage ownership of any other person. Percentages in the table under "After Minimum Offering" "After Maximum Offering" also assume exercise of a person's warrants. Percentage of ownership is based on 4,566,268 shares of common stock outstanding as of July 11, 2003, and 5,766,268 and 9,566,268 shares of common stock outstanding after the completion of the minimum offering and maximum offering, respectively. As of July 11, 2003, we had 72 holders of record of our common stock.

	Amount and		Percentage of Outstanding Common Stock
	Nature of Beneficial			After Minimum	After Maximum
Name	Ownership		Currently	Offering	Offering
John M. Brown	3,404,717	(1)	69.5%	55.8%	34.4%
Ralph DeVore	861,063	(2)	18.1%	14.4%	8.8%
Eugene A. Soltero	562,338	(3)	12.1%	9.6%	5.8%
Glen Perry	541,000	(4)	11.8%	9.3%	5.6%
Philip Mandelker	503,533	(5)	11.0%	8.7%	5.3%
Carlton Cody	287,500	(6)	6.1%	4.9%	3.0%
William Avery	267,000	(7)	5.6%	4.5%	2.7%
East-DeMarco FLP	249,000	(8)	5.4%	4.3%	2.6%
Z. Sheldon Fink	33,500	(9)	0.7%	0.6%	0.3%
Eitan Lubitch	25,000	(10)	0.5%	0.4%	0.3%
All directors and executive	4,514,818	(11)	89.1%	72.1%	44.9%
officers as a group (9 persons)

    Includes warrants to purchase 59,583 shares of common stock until December 31, 2004 at an average price of $1.22 per share and the following additional securities, of which additional securities Mr. Brown disclaims beneficial ownership: (a) 100,000 shares of common stock owned by Mr. Brown's wife; (b) 2,360,000 shares of common stock owned by others for which Mr. Brown holds voting proxies; and (c) warrants owned by others to purchase 275,834 shares of common stock until December 31, 2004 at an average price of $1.00 per share for which Mr. Brown holds voting proxies effective upon the purchase of such common stock.

    Includes warrants to purchase 31,583 shares of common stock until December 31, 2004 at an average price of $1.17 per share and the following additional securities, of which additional securities Mr. DeVore disclaims beneficial ownership: (a) 442,700 shares of common stock owned by others for which Mr. DeVore holds voting proxies; and (b) warrants owned by others to purchase221,417 shares of common stock until December 31, 2004 at an average price of $1.12 per share for which Mr. DeVore holds voting proxies effective upon the purchase of such common stock.

    Includes warrants to purchase 37,250 shares of common stock until December 31, 2004 at an average price of $1.20 per share and an option to convert any outstanding amount of a $50,000 line of credit facility into shares of common stock at the average price of $1.00 per share.

    Includes warrants to purchase 25,000 shares of common stock until December 31, 2004 at an average price of $1.50 per share.

    Includes warrants to purchase 18,333 shares of common stock until December 31, 2004 at an average price of $1.37 per share and 400,000 shares of common stock owned by a trust for Mr. Mandelker and his family.

    Includes warrants to purchase 112,500 shares of common stock until December 31, 2004 at an average price of $1.00 per share.

    Includes warrants to purchase 205,000 shares of common stock until December 31, 2004 at an average price of $1.01 per share.

    Includes warrants to purchase 75,000 shares of common stock until December 31, 2004 at an average price of $1.50 per share.

    Includes options to purchase 25,000 shares of common stock until December 31, 2005 of the exercise price of $3.00 per share and warrants to purchase 2,500 shares of common stock until December 31, 2004 at an average price of $1.50 per share.

    Includes options to purchase 25,000 shares of common stock until December 31, 2005 of the exercise price of $3.00 per share.

    Includes warrants and options to purchase 589,250 shares of common stock until December 31, 2004 and warrants to purchase 50,000 shares of common stock until December 31, 2005.

Voting Agreements

Shareholders holding approximately 62% of the outstanding shares of our common stock prior to this offering have granted irrevocable proxies under two Stockholders' Voting Agreements. Shareholders holding approximately 52% of such shares have granted an irrevocable proxy to John M. Brown, our chairman of the board and chief executive officer (or his designee, Eugene Soltero, our president, in Mr. Brown's absence) to vote shares beneficially owned by them at any shareholders meeting. Shareholders holding approximately 10% of our common stock have granted an irrevocable proxy to Ralph F. DeVore (or Brenda DeVore in Mr. DeVore's absence) to vote shares beneficially owned by them at any shareholders meeting.

The voting agreements terminate on July 9, 2008 or earlier with respect to any shareholder given written notice by the holder of his proxy (Mr. Brown or Mr. DeVore, as the case may be). Under the terms of the voting agreements, Mr. Brown can vote a majority of the shares outstanding prior to this offering at any shareholders meeting. These voting agreements would therefore allow Mr. Brown to elect all our directors and approve any proposal at a shareholder's meeting. Including their own shares, Mr. Brown and Mr. DeVore now hold 65% and 14%, respectively, of our voting rights. In the event of a minimum offering, Mr. Brown and Mr. DeVore would hold 51% and 11%, respectively, of our voting rights. If we were successful in completing the maximum amount of the offering, Mr. Brown and Mr. DeVore would hold 31% and 7%, respectively, of our voting rights.

Mr. Brown and Mr. DeVore also hold voting rights with respect to the shares of common stock they and others who are parties to the Voting Agreements may purchase according to warrants they hold. If Mr. Brown were to exercise all his warrants, and the holders of warrants who have given their proxies to Mr. Brown exercise all their warrants, then Mr. Brown would hold voting rights currently, after the minimum offering and after the maximum offering, in the amounts of 70%, 56% and 34%, respectively. If Mr. DeVore were to exercise all his warrants and the holders of warrants who have given their proxies to Mr. DeVore exercise all their warrants, then Mr. DeVore would hold voting rights currently, after the minimum offering and after the maximum offering, in the amounts of 18%, 14% and 9%, respectively.

DESCRIPTION OF SECURITIES

General

Our certificate of incorporation provides for the authorization of 20,000,000 shares of common stock, par value $.01 per share. As of July 11, 2003, our issued and outstanding capital securities consist of 4,566,268 shares of common stock, all of which are fully paid and non-assessable, and options and warrants to acquire 1,061,103 shares of common stock. After giving effect to this offering, our capitalization will consist of a minimum of 5,766,268 shares of common stock, a maximum of 9,566,268 shares of common stock and, in both cases, options and warrants to purchase 1,061,103 shares of common stock. Of the outstanding options and warrants, there are currently outstanding options and warrants to purchase 250,000 shares of common stock issued to officers and directors in connection with their compensation. Warrants to purchase 761,103 shares of common stock were issued primarily in connection with private placements, or directly issued for consulting services. 50,000 shares of common stock are reserved for an option to convert a note. We do not intend to issue any warrants or options to Placement Agents.

Common Stock

Our shareholders are entitled to one vote per share on all matters submitted to a vote of shareholders. They are entitled to receive dividends when and as declared by the board of directors out of legally available funds and to share ratably in our assets legally available for distribution upon liquidation, dissolution or winding up. Shareholders do not have subscription, redemption or conversion rights, or preemptive rights. The common stock will be, when issued and paid for, fully paid and nonassessable.

Our shareholders do not have cumulative voting rights, the effect of which is that the holders of more than half of all voting rights with respect to common stock can elect all of our directors. The board of directors is empowered to fill any vacancies on the board of directors created by expansion of the board or resignations, subject to quorum requirements.

Except as otherwise discussed below at "Business Combination Provision" and "Amendments", all shareholder action is taken by vote of a majority of voting shares of our capital stock present at a meeting of shareholders at which a quorum (a majority of the issued and outstanding shares of the voting capital stock) is present in person or by proxy. Directors are elected by a plurality vote.

Preferred Stock

Our predecessor Florida corporation had authorized 2,000,000 shares of preferred stock, of which it had issued 63,564 shares in a private placement and as stock dividends. Upon the merger of the Florida corporation into the Delaware subsidiary on July 9, 2003, all of the shares of outstanding preferred stock of the Florida corporation were converted into 762,768 shares of our common stock. As a Delaware corporation, we have not authorized any preferred stock and would not be able to do so without an affirmative vote of the shareholders.

Options and Warrants to Officers and Directors

The Company issued warrants to purchase 200,000 shares of common stock at $1.00 per share until December 31, 2004 to our vice-president, finance in connection with his employment. The Company issued options to purchase 50,000 shares of common stock at $3.00 per share until December 31, 2005 to two outside directors upon their election to the board of directors. While he was a director, but before he became and officer in 2001, Mr. Soltero, our president, was granted an option to purchase 10,000 shares of common stock at $1.00 per share until December 31, 2004. There are no other officer and director compensation related options or warrants outstanding. Our president holds an option to convert up to $50,000 in our notes payable to a private corporation controlled by him into shares of common stock at $1.00 per share. Any other warrants held by officers or directors were acquired by them in connection with the purchase of common stock or preferred stock (at the same price as unrelated third party purchasers) or for reduction of amounts due them for consulting services.

Warrants

In addition to the options and warrants specifically listed above, we have issued and outstanding as of July 11, 2003 warrants to purchase 315,833 shares of common stock at $1.00 per share until December 31, 2004 and warrants to purchase 485,270 shares of common stock at $1.50 per share until December 31, 2004.

Certificate of Incorporation and Bylaws Provisions

The following summary describes provisions of our certificate of incorporation and bylaws which may have the effect of making more difficult or discouraging a tender offer, proxy contest or other takeover attempt that is opposed by our board of directors. These provisions include:

  restrictions on the rights of shareholders to remove directors;

  limitations against shareholders calling a special meeting of shareholders or acting by unanimous written consent in lieu of a meeting;

  requirements for advance notice of actions proposed by shareholders for consideration at meetings of the shareholders; and

  restrictions on business combination transactions with "related persons."

Classified board of directors and removal. Our certificate of incorporation provides that the board of directors shall be divided into three classes, designated Class I, Class II and Class III, with the classes to be as nearly equal in number as possible. The term of office of each class expires at the third annual meeting of shareholders for the election of directors following the election of such class (except for the initial classes). Directors may be removed only for cause and only upon the affirmative vote of holders of at least 66 2/3% of our voting stock at a special meeting of shareholders called expressly for that purpose. The classification of directors could have the effect of making it more difficult for shareholders to change the composition of the board of directors. At least two annual meetings of shareholders, instead of one, are generally required to effect a change in a majority of the board of directors.

The classification provisions could also have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to us and our shareholders. The classification of the board of directors could thus increase the likelihood that incumbent directors will retain their positions. In addition, because the classification provisions may discourage accumulations of large blocks of stock by purchasers whose objective is to take control of the Company and remove a majority of the board of directors, the classification of the board of directors could tend to reduce the likelihood of fluctuations in the market price of the common stock that might result from accumulations of large blocks. Accordingly, shareholders could be deprived of opportunities to sell their shares of common stock at a higher market price than might otherwise be the case.

Shareholder action by written consent and special meetings. Our bylaws provide that shareholder action can be taken only at an annual or special meeting of shareholders and may not be taken by written consent in lieu of a meeting once our number of shareholders exceeded sixty, which occurred in the first quarter of 2003. Special meetings of shareholders can be called only upon a resolution adopted by a majority of the board of directors. Moreover, the business permitted to be conducted at any special meeting of shareholders is limited to the business brought before the meeting under the notice of meeting given by us. These provisions may have the effect of delaying consideration of a shareholder proposal until the next annual meeting. These provisions would also prevent the holders of a majority of our voting stock from unilaterally using the written consent or special meeting procedure to take shareholder action.

Advance notice provisions for shareholder nominations and shareholder proposals. Our bylaws establish an advance notice procedure for shareholders to make nominations of candidates for election as directors or bring other business before a meeting of shareholders. The shareholder notice procedure provides that only persons who are nominated by, or at the direction of, the board of directors, or by a shareholder who has given timely written notice containing specified information to our secretary prior to the meeting at which directors are to be elected, will be eligible for election as our directors. The shareholder notice procedure also provides that at a meeting of the shareholders only such business may be conducted as has been brought before the meeting by, or at the direction of, the chairman of the board of directors, or in the absence of the chairman of the board, the president, or by a shareholder who has given timely written notice containing specified information to our secretary of such shareholder's intention to bring such business before such meeting.

Although our bylaws do not give the board of directors any power to approve or disapprove shareholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to the Company and our shareholders.

Business combination provision. Our certificate of incorporation contains provision that applies to specified business combination transactions involving any person, entity or group that beneficially owns at least 10% of our aggregate voting stock. Such person, entity or group is sometimes referred to as a "related person". This provision requires the affirmative vote of the holders of not less than 66 2/3% of our voting stock to approve specified transactions between a related person and the Company, including:

  any merger or consolidation;

  any sale, lease, exchange, mortgage, pledge, transfer or other disposition of our assets having a fair market value of more than 10% of our total consolidated assets, or assets representing more than 10% of our earning power, which is referred to as a "substantial part";

  any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with us of all or a substantial part of the assets of a related person;

  any reclassification of securities, recapitalization, or any other transaction involving us that would have the effect of increasing the voting power of a related person;

  the adoption of a plan or proposal for our liquidation or dissolution proposed by or on behalf of a related person; and

  the entering into of any agreement, contract or other arrangement providing for any of the transactions described above.

This voting requirement will not apply to certain transactions, including any transaction approved by a majority vote of the directors (called "Disinterested Directors") who are not affiliated or associated with the related person described above, provided that there are at least three Disinterested Directors.

This provision could have the effect of delaying or preventing a change in control of the Company in a transaction or series of transactions.

Liability of directors and indemnification. Our certificate of incorporation provides that a director will not be personally liable to the Company or our shareholders for breach of fiduciary duty as a director, except to the extent that such exemption or limitation of liability is not permitted under Delaware General Corporation Law. Any amendment or repeal of such provisions may not adversely affect any right or protection of a director existing under our certificate of incorporation for any act or omission occurring prior to such amendment or repeal.

Our certificate of incorporation and bylaws provide that each person who at any time serves or served as one of our directors or officers, or any person who, while one of our directors or officers, is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, is entitled to indemnification and the advancement of expenses from the Company, and to the fullest extent permitted by applicable Delaware law. However, as provided under applicable Delaware General Corporation Law, this indemnification will only be provided if the indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company.

Amendments. Our certificate of incorporation provides that we reserve the right to amend, alter, change, or repeal any provision contained in our certificate of incorporation, and all rights conferred to shareholders are granted subject to such reservation. The affirmative vote of holders of not less than 80% of our voting stock, voting together as a single class, is required to alter, amend, adopt any provision inconsistent with, or to repeal certain specified provisions of our certificate of incorporation. However, the 80% vote described in the prior sentence is not required for any alteration, amendment, adoption of inconsistent provision or repeal of the "business combination" provision discussed under the "Business combination provision" paragraph above which is recommended to the shareholders by two-thirds of our Disinterested Directors, and such alteration, amendment, adoption of inconsistent provision or repeal shall require the vote, if any, required under the applicable provisions of the Delaware General Corporation Law, our certificate of incorporation and our bylaws. In addition, our bylaws provide that shareholders may only adopt, amend or repeal our bylaws by the affirmative vote of holders of not less than 66-2/3% of our voting stock, voting together as a single class. Our bylaws may also be amended by the affirmative vote of two-thirds of our board of directors.

Transfer Agent and Registrar

We have not yet entered into an agreement with a registrar and transfer agent, but we anticipate that we will do so in the near future.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, a minimum of 5,766,268 and a maximum of 9,566,268 shares of common stock will be outstanding. All shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except that shares purchased by an affiliate of ours (in general, a person who is in a control relationship with us), will be subject to the resale limitations of Rule 144 under the Securities Act. The remaining 4,566,268 shares of common stock outstanding will be "restricted securities" as defined in Rule 144. In addition, we have granted warrants and options to purchase 1,061,103 shares of common stock. Sales of significant amounts of our common stock, or the perception that such sales could occur, could have an adverse impact on the market price of the common stock.

In general, under Rule 144 as currently in effect, if a period of at least one year has elapsed after the later of the date on which "restricted" shares were acquired from us or the date on which they were acquired from an "affiliate," then the holder of these shares, including an affiliate, is entitled to sell a number of shares within any three-month period that does not exceed the greater of:

  one percent of the then outstanding shares of common stock; or

  the average weekly reported volume of trading of the common stock during the four calendar weeks preceding such sale.

Sales under Rule 144 are also subject to requirements pertaining to the manner of such sales, notices of such sales and the availability of current public information concerning the Company. Affiliates may sell shares not constituting "restricted" shares in accordance with the above volume limitations and other requirements but without regard to the one-year period. Under Rule 144(k), if a period of at least two years has elapsed between the later of the date on which "restricted" shares were acquired from us and the date on which they were acquired from an affiliate, a holder of such shares who is not an affiliate at the time of the sale and has not been an affiliate for at least three months prior to the sale would be entitled to sell the shares immediately without regard to the volume limitations and other conditions described above. This description of Rule 144 is not intended to be a complete description thereof.

INTEREST OF NAMED EXPERTS AND COUNSEL

No named expert or counsel was hired on a contingent basis or will receive any direct or indirect interest in the Company in connection with this offering. No named expert or counsel has ever been a promoter, underwriter, voting trustee, director, officer or employee of the Company.

BUSINESS AND PROPERTIES

We explore for oil and gas in Israel. Our principal assets are petroleum rights issued by the Ministry of National Infrastructures of the State of Israel, specifically an exploration license covering 387,700 Israeli dunam (approximately 95,800 acres), entitled License No. 298/Ma'anit-Joseph. We have named the project to explore the license the "Joseph Project."

Our executive offices are located at 6510 Abrams Road, Suite 300, Dallas, Texas 75231 and our telephone number is (214) 221-4610. Our office in Israel is located at 9 Yair Stern St., Herzliya, Israel 46412 and the telephone number is +972 (9) 955-2619.

Background

In 1985, during a visit to Israel, John M. Brown (our founder and CEO) became inspired and dedicated to finding oil and gas in Israel, and he started the process that led to the Joseph Project. During the next fourteen years he made several trips each year to Israel, hired oil and gas consultants in Israel and Texas, met with Israel government officials, made direct investments with local exploration companies, and assisted Israeli exploration companies in raising money for oil and gas exploration in Israel. This activity led Mr. Brown to form Zion Oil and Gas, Inc. in April 2000 in order to receive the award of a small onshore petroleum license from the Israeli government. Mr. Brown and 25 different persons who had assisted him during the fourteen-year period started Zion with an initial cash contribution of $2,400, for which they received 2,400,000 shares of common stock at the price of 1/10 of one cent per share. Upon its formation, Mr. Brown and the others contributed to Zion all of the technical, economic, legal and financial data they had accumulated over the years relating to oil and gas exploration in Israel. For accounting purposes, no monetary value was attached to the data and we are unable to provide you with any estimate of its cost of acquisition or current market or replacement value, if any.

Upon the award of our first petroleum right (the License No. 298/Ma'anit, which is referred to as the "Ma'anit License") in May 2000, the Israeli government gave us access to most of its data with respect to previous exploration in the area, including geologic reports, seismic records and profiles, drilling reports, well files, gravity surveys, geochemical surveys and regional maps. We also gathered information concerning prior and ongoing geological, geophysical and drilling activity relevant to our planned activities from a variety of other publicly accessible sources. The map on the inside cover of this prospectus shows the outline of our current Ma'anit-Joseph License. It also shows the location of the approximately 500 kilometers of seismic lines and relative locations of eight mid-range (to 7,500 feet) and deep (to 21,000 feet) wells in our immediate area. The Israeli government conducted most of the seismic surveys itself during the 1970's and 1980's in order to provide data to encourage oil companies to invest in exploratory drilling. Private and public Israeli, American and international companies conducted additional seismic survey and drilled most of the eight wells in the period since 1980. Our best estimate of the cost of the exploration activities in our license area to date (in actual dollars spent at the time) is shown in the table below. Most of the numbers are from sources that we consider verifiable, including reports to the Israeli government, press releases, filings with the Tel Aviv Stock Exchange and personal involvement of some of our officers. Some numbers we estimated based upon the scope of the completed work. The operator to the south of us (Givot Olam) has the right to keep its data confidential while its petroleum rights are in force, so our information about the three Meged wells drilled by Givot Olam comes primarily from Givot Olam's prospectuses, reports to and filings with the Israeli Securities Authority and the Tel Aviv Stock Exchange, as well as information published over the course of its operations on its website.

Year	Company	Activity	Amount ($)

1975-80	Israeli Government	Gravity Studies	750,000
1978	Weeks Exploration	Area Geology	40,000
1980	Superior Oil	Basin Analysis	50,000
1977-82	Israeli Government	Seismic	2,500,000
1977-2002	Academic Groups	Various Technical Studies	200,000
1983-85	OEIL	Basin Analysis	100,000
1995	Modi'in Ltd. Partnership	Drilled David Well	17,500,000
1978-84	Energy Exploration	Drilled Asher-Atlit Well	25,000,000
1979-81	OEIL- Naphtha	Drilled Ga'ash Well	6,500,000

1994	Sedot Neft	Drilled Ma'anit Wells	5,500,000
1993-2000	Givot Olam	Seismic, G&G, G&A	6,000,000
1993-4	Givot Olam	Drilled Meged #2 Well	7,200,000
1999	Givot Olam	Test Meged #2 Well	1,000,000
2000	Givot Olam	Drilled Meged #3 Well	6,500,000
2000-2	Zion Oil & Gas, Inc.	Seismic, G&G, G&A	1,300,000
2002-3	Givot Olam	Drilled Meged #4 Well	5,000,000
1975-2003	Totals		85,140,000

Properties

Our properties consist of petroleum rights, seismic data and computer analyses acquired as follows:

Effective May 1, 2000 the Israeli government awarded us the three-year 28,800-acre "Ma'anit License" (#298) to conduct petroleum exploration activities (the dark shaded area in the center of the map shown on the following page).

  The area covered by the license contains two abandoned exploratory wells, Ma'anit #1 in the west and Har Amir #1 in the east, each drilled into Middle Jurassic Age formations (approximately 160 million years old) to depths of approximately 2,300 meters (7,550 feet). From May 2000 until May 2001, we conducted extensive geophysical and geological operations, including interpreting and mapping approximately 250 kilometers of previously shot seismic lines, reprocessing 70 kilometers of existing seismic, and shooting 11 kilometers of new seismic. As a result, we began to intensely focus on an exploration target that looked very promising, and a new exploratory trend concept in the Upper Triassic Age formations (approximately 200 million years old) under the Ma'anit License and the adjacent area.

  Based on our new exploratory trend concept, we applied for and received effective May 1, 2001 an eighteen-month, 137,250-acre Preliminary Permit with Priority Rights. The permit (#176) named "Joseph" bounded the Ma'anit License on three sides and provided us the opportunity to determine the direction of our exploration.

  In 2001, we retained independent consulting geologists and geophysicists who reviewed the seismic data on the Ma'anit License area and helped us interpret the data as representative of a barrier reef system bounding a subsiding back reef basin (a sill basin). This geologic interpretation was first postulated by Superior Oil Company in a study prepared for the Israeli National Oil Company in 1980 that was made available to the Company in early 2002. It was further substantiated in early 2002 by our review of documents in the files of the Geophysical Institute of Israel (and a related 2002 academic paper) pertaining to the Asher-Atlit # 1 well (drilled in 1983 and located 13 miles northwest of the Ma'anit #1) where rock samples from the Upper Triassic were described as reefal formation of the same type found in the Dolomite Alps of Southern Europe (Austria and Northern Italy).

  With the assistance and support of the Geophysical Institute of Israel, we intensified our exploration efforts in 2001 and 2002, incorporating an additional 250 kilometers of seismic data into the interpretation and reprocessing another 60 kilometers of existing seismic data. For most of 2002, we maintained a temporary exploration office at the Institute and used its Landmark/Paradigm software at a workstation there.

  In 2002, we also conducted a new seismic survey on the Joseph Permit area, acquiring an additional 21 kilometers of seismic data, and we selected drilling sites for the first exploratory wells on each of two prospects - the Ma'anit Reef on the Ma'anit License area and the Joseph Reef on the Joseph Permit area. In October 2002, we submitted a detailed prospect description to the Israeli Oil Commissioner. Our report summarized our exploration and computer analysis studies and findings, and presented two fully developed drilling prospects. With the report, we submitted a request to exercise our priority rights under the Joseph Permit by incorporating the southern portion of the Joseph Permit area into the Ma'anit License (to be renamed the Ma'anit - Joseph License) and extending the term of the Ma'anit License through April 30, 2005. During November and December 2002, we updated and revised our report as additional analysis was completed at the workstation.

  Following approval by the Petroleum Commission of the State of Israel, the Minister of National Infrastructures, during February 2003, granted, as of January 1, 2003, the Company's application to consolidate its existing petroleum rights into the Ma'anit-Joseph License, covering a combined area of approximately 95,800 acres, and to extend the term of the license through April 30, 2005. Approximately 70,000 acres in the Joseph Permit area and Ma'anit License area were released back to the State of Israel. The License maintains its original issue date of May 1, 2000 (for grandfather rights purposes in case of any fiscal regime changes) and contains a commitment to start the drilling or re-entry of a well before July 1, 2004. The term of the License is extendible for two additional years through April 30, 2007, upon the fulfillment of the committed work program and is convertible into a 30-year lease (extendible by up to 20 additional years) upon a commercial discovery. Maintenance of the License requires the payment of a graduated annual license fee which has been paid through April 30, 2004. The annual license fee thereafter will be approximately $78,000.

  [Map of License Area]

We intend to apply for a preliminary permit to conduct exploration activities on areas north and/or south of the license area in order to continue our exploration of the exploratory trend we have developed under the Ma'anit License and Joseph Permit areas. If we receive such a permit, we will be subject to a monthly permit fee in the amount of approximately $1.00 per each 250 acres under permit.

We lease approximately 3,600 square feet of office space in Dallas under a lease which expires October 31, 2008, but which may be terminated at the end of three years with an early termination payment. The monthly rent is $4,104, $4,104, $4,104, $4,262 and $4,262 for each of the twelve-month periods ending October 31, 2004, 2005, 2006, 2007 and 2008 respectively, less any sublease payments received. Currently approximately 1,400 square feet are subleased month-to-month for a payment of $1,500 per month.

We also have use of office space in Herzliya on month-to-month terms in return for payments of approximately $400 per month. The space is owned by one of our officers.

Israel's Petroleum Law

Our business in Israel is subject to regulation by the State of Israel pursuant to the Petroleum Law, 5712-1952. The administration and implementation of the Petroleum Law is vested in the Minister of National Infrastructures (the "Minister"), the Petroleum Commissioner (the "Petroleum Commissioner") and an advisory commission (the "Petroleum Commission"). The following discussion includes brief statements of certain provisions of the Petroleum Law in effect at the date of this prospectus.

Petroleum resources are owned by the State of Israel, regardless of whether they are located on state lands or the offshore continental shelf. No person is allowed to explore or produce petroleum without being granted a specific right under the Petroleum Law. The law provides for three types of rights, two relevant to the exploration stage and the third for production.

Preliminary permit. The most basic right is the preliminary permit, which may be granted for a period not exceeding 18 months. The permit allows the prospector to conduct preliminary investigations, such as field geology, airborne magnetometer surveys and seismic data acquisition, but does not allow test drilling. The holder of a preliminary permit is entitled to request a priority right on the permit area, which, if granted, prevents an award of petroleum rights on the permit area to any other party. There are no restrictions as to size of the permit area or to the number of permits that may be held by one prospector. However, Israeli policy is to award an area no larger than that for which the applicant has a reasonable plan of operation and has shown evidence of the necessary financial resources to execute the plan.

License. The next level of petroleum right is the "license", bestowing an exclusive right for further exploration work and requiring the drilling of one or more test wells. The initial term of a license is up to three years and it may be extended for up to an additional four years. A license area may not exceed 400,000 dunams (approximately 100,000 acres). One dunam is equal to 100 square meters. No one entity may hold more than twelve licenses or hold more than a total of four million dunam in aggregate license area.

Production lease. Upon discovery of petroleum commercial quantities, a licensee has a statutory "right" to receive a production lease. The initial lease term is 30 years, extendable up to a maximum period of 50 years. A lease confers upon the lessee the exclusive right to explore for and produce petroleum in the lease area and requires the lessee to produce petroleum in commercial quantities (or pursue test or development drilling). The lessee is entitled to transport and market the petroleum produced, subject, however, to the right of the Government to require the lessee to supply local needs first, at market price.

Requirements and entitlements of holders of petroleum rights. The holder of a petroleum right (permit, license or lease) is required to conduct its operations with due diligence and in accordance with the accepted practice in the petroleum industry. The holder is required to submit progress and final reports; provided, however, the information disclosed in such reports remains confidential for as long as the holder owns a petroleum right on the area concerned.

The grant of a petroleum right does not automatically entitle its holder to enter upon the land to which the right applies or to carry out exploration and production work. Entry requires the consent of the private or public holders of the surface rights and of other public regulatory bodies (e.g. planning and building authorities, Nature Reserves Authority, municipal and security authorities, etc.). The holder of a petroleum right may request the Government to acquire, on his behalf, land needed for petroleum purposes. The petroleum right holder is required to obtain all other necessary approvals.

Proposed Changes in the Petroleum Law

On October 23, 2002, in conjunction with the 2003 Budget, a bill was submitted to the Israeli Knesset by the Government which, if it had been adopted, would have introduced major changes in the Petroleum Law and repealed many rights currently available to persons involved in petroleum exploration and production activities. Specifically, it proposed to change the regime pursuant to which petroleum rights were granted and held, to repeal certain rights of holders of petroleum rights to enter surface lands in order to conduct petroleum operations and receive allocations of water for drilling operations and to rescind exemptions granted to holders of petroleum rights and petroleum contractors from certain customs duties and sales and excise taxes. While this proposal was rejected in Knesset committee and was not passed in conjunction with the 2003 Budget, it may be resubmitted in the new session of the Knesset. If adopted, the effect of various of the proposed amendments could likely result in increasing our costs of conducting petroleum drilling and production operations in Israel and, in certain instances, where reasonable arrangements could not be reached with holders of surface rights, might result in our inability to pursue certain operations.

The Petroleum Commissioner and staff of Ministry of National Infrastructures have also proposed a series of amendments to the Petroleum Law that are currently under study. Among the amendments proposed are: (1) repeal of the exemptions granted to holders of petroleum rights and petroleum contractors from certain customs duties, and purchase and excise taxes; (2) requiring holders of petroleum rights to post bonds to ensure the performance of work commitments and post-operations site remediation; (3) inclusion of environmental and safety standards for petroleum exploration and production activities; (4) limitation of production leases to single geological structures rather than to geographically defined surface areas; (5) providing for forced pooling where reservoirs underlie lands subject to more than one petroleum right; (6) introduction in certain circumstances of a mandatory tender regime for the issuance of petroleum rights, including preliminary permits; (7) restriction of the term of a production lease to 25 years (currently a lease term is 30 years with a right to extend for additional periods up to a total of 50 years); (8) repeal of the automatic rights granted to holders of production leases to import, refine, export and trade in petroleum and petroleum products; (9) amendment of conditions for the granting of preliminary permits, introduction of limitations to data secrecy rights and provision for restructuring of the Petroleum Commission. It is not possible to predict whether or to what extent the proposals of the Ministry of National Infrastructures' staff will be adopted by the government and enacted into law or to what extent our operations will be affected by any or all of such amendments to the Petroleum Law as may ultimately be enacted, although it is likely that adoption of certain of the proposals would increase the costs of our operations and, in certain scenarios, may limit our ability to benefit from the entire economic life of our discoveries, if any. It should be noted that, as opposed to the defeated government initiative in the 2003 Budget legislation, the Ministry's proposal does not propose to change any of the rights of holders of Petroleum Rights to acquire necessary surface or water use rights.

Petroleum Taxation

Our activities in Israel will be subject to taxation both in Israel and in the United States. Under the U.S. Internal Revenue Code, we will be entitled to claim either a deduction or a foreign tax credit with respect to Israeli income taxes paid or incurred on our Israeli source oil and gas income. As a general rule, the Company anticipates it will be more advantageous for it to claim a credit rather than a deduction for applicable Israeli income taxes on its United States tax return. A tax treaty exists between the United States and Israel that would provide opportunity to use the tax credit.

Exploration and development expenses. Under current Israeli tax laws, exploration and development expenses incurred by a holder of a petroleum right can, at the option of such holder, either be expensed in the year it occurs or capitalized and expensed (or amortized) over a period of years. Most of our expenses to date have been treated for Israeli income tax purposes as accumulated revenue expenses.

Depletion allowances. Under current Israeli tax laws, the holder of an interest in a petroleum license or lease is allowed a deduction for income tax purposes on account of the depletion of the petroleum reserve relating to such interest. This may be by way of percentage depletion or cost depletion, whichever is greater. Percentage depletion is at the rate of 27.5% of the gross income, but subject to a limit of 50% of the net income attributed to the relevant petroleum license or lease in that tax year. Cost depletion is the amount calculated by dividing the "adjusted cost" of the petroleum interest, being the cost less accrued depletion allowances to date, at the beginning of the tax year, by the number of units remaining in the estimated petroleum reservoir at the beginning of such year, and multiplying this sum by the number of units of petroleum produced from the interest and saved during the tax year.

Corporate tax. Under current Israeli tax laws, whether a company is registered in Israel or is a foreign company operating in Israel through a branch, it is subject to Israeli Companies Tax on its taxable income from Israeli sources at a flat rate of 36%.

Import duties. Insofar as similar items are not available in Israel, the Petroleum Law provides that the owner of a petroleum right may import into Israel, free of customs, purchase taxes and other import duties, all machinery, equipment, installations, fuel, structures, transport facilities etc. (apart from consumer goods and private cars) that are required for the petroleum exploration and production purposes.

Currency control. If the necessary taxes have been paid and a foreign currency source has been established for the relevant investment, foreign investors may repatriate principal and profits of investments without restriction.

Royalties on production. Under the Petroleum Law, the holder of a petroleum lease is required to pay a royalty of one-eighth in kind or cash (at the option of the Petroleum Commissioner) of the quantity of petroleum produced and saved from the leased area excluding the quantity of petroleum used by the lessee in its operations. Royalties are treated as revenue expenses.

Proposed Changes in Petroleum Taxation

On October 23, 2002, also in conjunction with the 2003 Budget, a bill was submitted to the Israeli Knesset by the Government which, if it had been adopted, would have led to a major restructuring of the Israeli system for taxing oil and gas operations and income. Pursuant to the proposal, the applicable taxes would have been imposed in accordance with rules to have been established by the Minister of Finance and would have been deductible against the Companies Tax. While this proposal was rejected in Knesset committee and was not passed in conjunction with the 2003 Budget, it may be resubmitted in the new session of the Knesset.

An alternative initiative to amend the fiscal regime applicable to oil and gas operations has been proposed by the Ministry of National Infrastructures and is currently under study. Under this proposal, the current royalty-based system would be replaced by a Petroleum Revenue Tax regime in which tax rates for on-shore production would vary between 0 - 30% (up to 75% for certain off-shore production), following recapture of costs, depending on the size of the discovery. It is the position of the Ministry of National Infrastructures that any new fiscal regime should not apply to holders of outstanding exploration licenses and production leases and that such holders be governed by the existing fiscal regime ("grandfather rights"). The staffs of the Israeli Finance and Justice Ministries have taken issue with the Ministry of National Infrastructures on this point. The Company does not know and cannot predict how this dispute will be resolved or, if "grandfathered" status is not granted, how the courts would treat a challenge to any attempt to subject existing rights holders to the proposed new fiscal regime, which in many circumstances would result in substantially higher government takes than provided under the current regime.

Petroleum Revenue Tax regimes, as that currently proposed by the Ministry of National Infrastructures, are as a general matter not entitled to foreign tax credit for U.S. tax purposes unless specifically provided in a tax treaty between the United States and the taxing jurisdiction. The current U.S. - Israel Tax Treaty does not provide for a credit for any Israeli tax in the nature of a Petroleum Revenue Tax. Thus, if the proposal of the Ministry of National Infrastructures is adopted, and if the U.S. - Israel Tax Treaty is not amended to provide for such credits, to the extent we would be subjected to the new tax in Israel, our United States tax liability will likely be increased significantly. Moreover, if we were successful in discovering major reserves resulting in multiple payout, our tax liabilities in Israel might in certain circumstances be substantially greater than our combined royalty and Companies Tax liability in Israel under the current royalty-based regime.

The law relating to taxation of petroleum exploration and production operations and related transactions is not well developed in Israel, and many issues relating to the transactions described herein and in which we may be involved, including transactions relating to the transfer of certain interests to our Key Employee Incentive Fund and the Charitable Trusts. The Israeli tax liabilities for the Fund and Trusts have neither been reviewed by Israeli tax authorities nor been subject of judicial scrutiny. As a result, we cannot predict how the Israeli tax authorities or courts will rule in the event issues relating to our contemplated operations and transactions are presented to them.

Change in Accountants

During February 2002, our board of directors appointed Lane Gorman Trubitt, L.L.P. as our independent auditors and determined not to reappoint Harry Pevos, CPA. The change was made in contemplation of our initial public offering as we worked to appoint independent auditors having experience with public companies and SEC reporting requirements. The opinions of Harry Pevos, CPA, on the audited financial statements since the Company's incorporation in April 2000 through December 31, 2000, did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. Since our incorporation, there were no disagreements with Harry Pevos, CPA, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, nor have there been any other events that required reporting under SEC regulations.

Employees

We currently employ six consultants and two employees. During the next twelve months, we expect to hire full-time employees and some of our consultants will change over to full-time employee status. Six additional full-time employees will also be needed. We also expect to hire several consultants for specific short-term services. None of our current employees are subject to any collective bargaining agreements and there have been no strikes. It is contemplated that in a year's time our staffing will be as follows, based upon the amounts raised in this offering:

Location	Position	No. (Minimum) (Maximum)
Dallas, Texas USA	Administrative	3	5
	Clerical	2	4
Tel Aviv, Israel	Administrative	1	2
	Operations	3	4
	Clerical	2	2
	Consultants	3	4

We intend to establish a Key Employee Incentive Fund. At the Company's 2002 Annual Meeting, our shareholders approved the establishment of such a fund in which 1.5% of the gross proceeds of our production would be set aside for distribution as bonuses to key employees and consultants. As currently approved by the Board of Directors, the funds would not become available for bonus distribution with respect to any single well until we have received back from production cash amounts equal to the amount of money we spent on the well. The plan is designed to attract, retain and motivate highly qualified oil and gas professionals who would have their personal financial interests aligned with ours.

Summary of Material Corporate Events

Zion Oil & Gas, Inc. was incorporated in Florida in April 2000, and we were awarded our first petroleum right in Israel in May 2000, the Ma'anit License. In January 2002, a wholly-owned subsidiary with the same name was incorporated in Delaware. The Florida corporation was merged into the Delaware corporation in July 2003, the purpose of which was solely to reincorporate from Florida to Delaware in anticipation of this offering. We believe investors, investment bankers and attorneys are generally more familiar and comfortable with Delaware corporation law than any other state. Upon the reincorporation, all the outstanding shares of common stock in the Florida corporation were converted into common stock of the Delaware corporation on a one-to-one basis and all of the outstanding shares of preferred stock in the Florida corporation were converted into common stock of the Delaware corporation at the ratio of twelve shares of common stock for each share of preferred stock.

The shareholders at the February 2002 annual meeting gave our board of directors the authority to reverse split the Company's common stock. The board of directors did not exercise that authority and it expired at the next annual meeting of the Company, held June 30, 2003. The shareholders at the 2002 annual meeting also authorized our board of directors to establish two charitable trusts, one to support charitable projects in Israel and one to support charitable projects in the United States and other countries. See "Plan of Operation and Management's Discussion-Charitable Trusts."

PLAN OF OPERATION AND MANAGEMENT'S DISCUSSION

We intend to comply with the work program required by the License and either re-enter and deepen the existing Ma'anit #1 well bore (or drill an exploration test well) to a minimum depth of 4,000 meters (13,123 ft.). The well must be re-entered or started no later than July 1, 2004.

If the first well is commercially productive, we will install oil and gas separation facilities and storage tanks and initiate sales of oil. During 2005 and again in 2006, we intend to drill a second and third exploratory, development or step-out well to approximately 5,000 meters each. The results of those wells, when combined with the results of the first well, will dictate the future development of any oil and gas field that might be discovered.

In re-entering and deepening the Ma'anit # 1 and drilling additional exploratory wells, we intend to use oil industry service companies, as is the common practice in the industry. The service companies include drilling contractors, wireline evaluation services, engineering services, mud and chemical services, rock bit companies, and oil field tubular suppliers.

Givot Olam Oil Exploration L.P., a publicly traded limited partnership listed on the Tel Aviv Stock Exchange, holds an exploration license just south of our Ma'anit-Joseph License. They have just drilled a well about 15 kilometers southeast of our proposed Joseph Reef location. The well was drilled to a depth of 4,680 meters (15,450 ft.) to the same Triassic-aged formation at approximately the same depth to which we intend to drill. According to announcements filed by Givot Olam with the Tel Aviv Stock Exchange, the entire target section of Triassic-aged formation through which Givot Olam drilled (some 500 meters or 1,650 ft.) was "hydrocarbon saturated". Givot Olam is preparing to conduct production tests on the well.

Basic Plan for Funds from Maximum Offering

Our basic plan of operation consists of the following steps, assuming we raise the maximum offering amount of $25,000,000:

    Interview and hire key personnel.

    Order the long lead-time items and start the permitting process to drill the well.

    Enter into a drilling contract for a rig capable of drilling to 17,000 feet or more and acquire necessary surface rights and regulatory permits to commence drilling operations.

    Apply for preliminary permits in areas of additional exploratory interest.

    Re-enter the Ma'anit #1 and deepen it through two Triassic age targets, the tops of which are approximately 13,600 feet and 15,000 feet deep.

    Take full hole cores during drilling.

    Log and test the well after drilling.

    If the cores, logs and test results indicate the presence of commercially producible oil and gas, run production casing and attempt to make the well into a commercial producer.

    If the well is commercial, file an application with the Israeli Government to convert the license into a production lease. Upon approval, install separation facilities, tanks and gathering pipelines. Begin sales of oil and gas (see "Marketing" below).

    Use all the data from the well to recalibrate and revise the computer studies and develop a reservoir simulation model.

    If the well data does not significantly alter the prior interpretations, then proceed to step 13; otherwise go to step 12.

    If the prior interpretations are significantly altered, then conduct new geological and geophysical reviews to obtain a better understanding of the area in light of the new data. Decide whether or not to move to a new area or drill in a different location in the same area. If the decision is made to abandon the license area, then move to the new permit area or somewhere else in Israel and begin the exploration process all over again.

    Prepare the Joseph Reef location for drilling.

    Acquire the necessary surface rights and apply for the relevant drilling permits.

    Move in the drilling and drill through a Triassic Age target at approximately 14,000 feet.

    Repeat steps 6-12.

    Select a third location on the license based on the information from the first two wells.

    Repeat steps 14-16.

    At any time during any of the preceding steps, we might enter into negotiations to sell a portion of the Joseph Project (and our petroleum rights and prospect data) in order to spread our risk, conserve our capital and obtain co-owners with technical capability and local knowledge to supplement our efforts. There is no assurance that we will be able to attract any parties to join us.

Minimum Offering Plan Modifications

If we only raise the minimum of $6,000,000 and we are unable to attract additional participants in the Joseph Project, we will only be able complete steps 1-8 before we no longer have sufficient funds to proceed. Our ability to take any subsequent steps would depend upon the result of coring, logging and testing of the well. If the results are not encouraging, there is no assurance we would be able to raise enough money to maintain our license. In this case you would lose your investment.

If the first well is productive, then we plan to use the information to raise additional money to attempt to complete it as a producer and drill additional wells. There can be no assurance that we will be successful in such endeavors.

Marketing

If any of the exploratory wells are commercially productive, we will install oil and gas separation facilities and storage tanks. Initially, oil from the license area will be transported by truck to the oil refinery located near Haifa, a distance of approximately 40 kilometers. Under the terms of the Petroleum Law, we may be required by the Minister of National Infrastructures to first offer any oil and gas discovered to Israeli domestic purchasers at market prices. Our long-range plans include laying a 6-kilometer oil pipeline to join an existing crude oil transfer line between the refinery in Haifa and the refinery in Ashdod, Israel. We would sell gas initially to a local manufacturing plant located within 200 meters of the Ma'anit # 1 location. Long-range plans include connecting the separation facility to a countrywide gas transportation line, now in final planning stages.

We believe we can sell any of the liquid hydrocarbons in Israel at prices commonly received in the Mediterranean basin. Those prices, net to the wellhead, are expected to approximate Israeli market prices, plus or minus allowances for quality.

At the present time, Israel can absorb any discovery of oil, condensate or gas liquids. The total energy and petrochemicals consumption of Israel in 2002 was estimated by Israeli government sources to be the equivalent of 132 million barrels of oil, 25% of which is for electric power generation. This leaves approximately 100 million barrels per year of demand for liquid hydrocarbons if all the electric power generation is from coal and the offshore gas discoveries. Even a giant oil field discovery (of which there can be no assurance) would have a project life of almost 50 years and would not result in maximum production in any single year in excess of 100 million barrels. At this time there is almost no competition for locally produced oil. Only one oil field is currently producing in Israel and it is near the end of its economic life with daily production of about 70 barrels of oil.

The current Israeli market for natural gas is in its infancy. There is now only a limited market in several regions of the country. The government is encouraging the power and industrial sectors to convert to gas energy and, jointly with the private sector, is in the final stages of planning and commencing the development of a natural gas pipeline infrastructure intended to connect the newly discovered off-shore gas fields and Egyptian sources to the potential market in Israel. We believe that the electrical generating sector (which is building combined cycle, gas-fired generating units), together with the industrial, commercial and future residential sectors when developed, should be able to absorb any gas discovery within a reasonable period.

The only contract signed for the supply and sale of natural gas in Israel is between the offshore gas producer/supplier Yam Tethys and the Israeli Electric Company ("IEC"). Pricing terms of the contract have not been released, other than that the price is tied to the weighted average price of a basket of fuels. It has been estimated that initial deliveries will commence in the third quarter of 2003. We believe we will be able to sell our natural gas, if any, to IEC at a commercial price estimated to average $2.40 per million British Thermal Unit ("BTU") under a standard industry contract.

Since the market for crude oil is limited in Israel to Oil Refineries, Ltd. ("ORL"), no special marketing strategy will be employed. If we are successful in our exploration effort, we are confident that we will enter into a long-term sales agreement with ORL, as the relationship will be beneficial to both parties. ORL will benefit from not having to rely upon imported oil purchased primarily at spot oil prices and we expect to enter into a long-term contract for the sale of our oil fixed to an agreed upon index as is normal practice in the oil industry. If we cannot reach agreement with ORL, we will have the option of exporting the crude oil. In this case, we would seek to enter into a long-term contract with an oil trading/shipping company.

Because this prospectus focuses primarily on details about us rather than the industry in which we operate or will operate, potential investors may wish to conduct their own separate investigation of the Israeli oil and gas industry to obtain broader insight in assessing the our prospects.

Charitable Trusts

If we are successful in finding oil and gas in Israel, we intend to donate a portion of our gross revenues to charities in Israel, the United States and elsewhere in the world. The donations will be made through entities we are in the process of establishing. These entities have not been as yet fully defined. For description purposes we call them charitable trusts, but they may be tax-exempt corporations, foundations, associations or some other form of charitable entity. Independent of the form of organization, our board of directors has established the following parameters.

  There will be two separate and distinct organizations, one to be established in Israel and one in the United States, or such other jurisdictions as may be determined by the Company's board. Each of the organizations will have its own board of directors (or board of trustees) consisting of up to nine members each, a majority of which shall not be any of our officers, directors or shareholders owning more that 1% of the Company.

  At least two-thirds of the Israeli board will be resident citizens of Israel. Our founder, John Brown, will serve as the initial chairman.

  At least two-thirds of the other board will be resident citizens of the United States. John Brown will serve as the initial chairman of the board.

  The two entities will be set up with the objective that to the extent possible our donations to them will be tax deductible under both Israel and U.S. tax law.

  We will assign to each of the two entities an after payout overriding royalty of 3% (or equivalent net profits interest) in the Joseph Project petroleum rights and any other petroleum rights that we acquire in Israel. This means that 6% of the gross proceeds of oil and gas production would go to the two entities for charitable purposes, 3% to be used for charitable activities in Israel by one entity and 3% to be used for such purposes in the United States and internationally by the other.

  The funds to be distributed by the two entities may only be given to charities that meet the qualification of section 501(c) (3) of the United States Internal Revenue Code or the equivalent section of the Israel Income Tax Code.

  If we are unsuccessful in our exploration efforts, no funds will be available for donation.

  The general application of the funds will be to support projects for the restoration of the land and people of Israel and social and educational and rehabilitative projects in the United States and internationally. Our board will establish more specific guidelines at the time the entities are formed.

We plan to form these entities after the close of this offering, but before the first well reaches its anticipated target depth.

Our shareholders have approved the concept in principle, as well as the specific sources of funds for the donations.

Milestones for the Plan of Operations

We have not been profitable since inception. We therefore list below in chronological order the events that in our opinion must or should occur or the milestones which in our opinion we must or should reach in order to become profitable.

Event or Milestone	Expected manner of occurrence or method of achievement	Date or number of months after receipt of proceeds when should be accomplished
The drilling, completion and testing of the Ma'anit #1 exploratory well on the license	The Ma'anit #1 is the first well of the exploration phase of the company and is expected to be drilled by the Israeli drilling contractor, Lapidoth.	The work should be initiated within 3 months of the receipt of sufficient funds from this offering and completed 4 months after initiation.
If Ma'anit #1 is commercial, we would have to contract for and make the first sales of oil and/or gas	Contracts with Israeli purchasers	One year following the receipt of funds from this offering
The drilling and completion of the second well on the license	The location will be determined following the completion of the Ma'anit #1, and the well will most likely be drilled by Lapidoth based upon rig availability	One year to 16 months following the receipt of sufficient funds from this offering or otherwise, based upon rig availability
Initiation of sales from the second well, if it is successful	Addendums to the contracts with Israeli purchasers	16 to 20 months following the receipt of funds from this offering

Consequences of Delay

In the following paragraphs we set forth the probable consequences to us of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon our liquidity in view of the then anticipated level of operating costs.

If this offering only raises the minimum amount, we will seek joint venture partners to participate in the drilling and completion (if needed) of the first well and the drilling of remaining wells. The partner would be required to take a sufficiently high interest to make up the difference in the amount of funds available and the cost of drilling the first well or the first and second wells. If the joint venture participation exceeds 50%, we may not be able to remain operator of the project, which means we would not necessarily control the timing of the project. We cannot assure you that we would be able to bring in joint venture partners in time to meet our work program obligations or, if we found the partners in time, that the terms and conditions of their participation would be favorable to us.

In the event that we are forced to "sell down" our interest in the project by bringing in a joint venture participant, the overall return to the Company would be reduced. However, a reduced interest would not mean that we would not be profitable. We would expend fewer funds due to our reduced interest and the promotion that a joint venture participant would pay. We therefore could become profitable sooner in this scenario, although our gross returns would be less.

In the event that the first wells are non-commercial, we would not become profitable until such time as we raised additional funds and drilled at least one successful commercial well. It is possible that all of our funds will be spent on unsuccessful wells, and we never become profitable.

After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure in making an investment decision. A potential investor should recognize that oil and gas exploration is risky and should not invest any more money in purchasing our common stock than he or she could afford to completely lose in the event of unsuccessful drilling.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under "Prospectus Summary," "Risk Factors," " Plan of Operation and Management's Discussion," "Business and Properties," and elsewhere in this prospectus constitute forward-looking statements. These statements relate to future events or our future financial performance. In come cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "intends," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statement.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

During the past two years there have been no material transactions between the Company and any of our directors, officers, candidates for director, or shareholders, except as described in the following paragraphs.

John M. Brown may be deemed the promoter of the Company. Upon the formation of the Company, Mr. Brown purchased 520,000 shares of common stock at the price of 1/10 cent per share, which was the price at which 1,880,000 other shares were sold to 25 other people, including 100,000 shares to his wife and 50,000 shares to his son. At the same time Mr. Brown entered into a $50,000 line of credit with the Company against which we initially borrowed approximately $25,000 to make our first license fee payment to the Israeli government. The loan bore an interest rate of 7% per annum and we eventually borrowed to the maximum amount. During 2001, we repaid the outstanding $50,000 principal amount of the loan by delivering to Mr. Brown 50,000 shares of common stock and warrants to purchase 33,333 shares of common stock at the exercise price of $1.00 per share, in accordance with the same terms and conditions as the shares of common stock and warrants were being sold to unrelated third parties in private transactions during 2001.

During 2002, Mr. Brown entered into a new loan agreement with the Company at a 7% interest rate and advanced $50,000 to us under the loan agreement. At the end of the year, Mr. Brown participated in our private placement of Series A Convertible Preferred Stock and received 5,000 shares of the preferred stock and warrants to purchase 25,000 shares of common stock at $1.50 per share in exchange for cancellation of our $50,000 indebtedness. The exchange was made under the same terms and conditions as the sale at the same time by us to unrelated third parties of our preferred stock and $1.50 warrants.

During the year 2000, M&B Concrete Construction, Inc. and M&B Concrete, Inc. (collectively, "M&B"), companies in which John Brown, our chairman and chief executive officer, is a director and principal shareholder, provided a "financial comfort letter" to the Israeli Petroleum Commissioner in connection with our application for our first license. M&B received no direct compensation for the letter, but the three shareholders of M&B, John Brown, his son Mark Brown, and Robert Jarvis, all participated in the initial purchase of shares of our common stock at the price of $0.001 per share. In October 2002, in connection with our application to consolidate our petroleum rights into a single license and extend its term, M&B provided the Petroleum Commissioner with a renewal and extension of the comfort letter for which we agreed to pay a fee of $50,000 to M&B. The shareholders of M&B elected to use the money we owed them to purchase shares of preferred stock and warrants in one of our private placements, on the same terms and conditions as unrelated third party cash purchasers. M&B directed that the preferred stock and warrants be issued in equal amounts to Mark Brown and Robert Jarvis.

In early 2002, the Company borrowed $50,590 under a loan facility with Cimarron Resources, Inc, which is owned by Eugene Soltero, the president of the Company. Cimarron obtained the monies to lend to the Company through a loan facility with Bank One. The interest charged to us is the Cimarron's interest cost which accrues at Bank One's prime rate (4.25% at December 31, 2002) plus 2.5%. The note is due on the earlier of (a) 30 days following the closing of an initial public offering by the Company; (b) the determination by the Board of Directors of the Company that the Company has raised funds in sufficient amounts to enable the Company to conduct operations prior to the closing of an initial public offering without need for recourse to the loan facility; or (c) the date the principal amount of the monies advanced to Cimarron under the Bank One facility are due. Mr. Soltero may convert any outstanding balance due under the note into shares of our common stock at the conversion price of $1.00 per share.

In February 2003, the Board of Directors voted to accept an offer by a shareholder of the Company to advance the sum of up to $100,000 to cover certain obligations of the Company relating to this offering, subject to the payment of a commitment fee in the form of preferred stock and warrants of the Company of a value equivalent to $10,000 to her or her designees. This loan bears interest at the rate of 10% per annum and must be repaid at the earliest of (a) the closing of the minimum offering, (b) twelve months from the date approved, or (c) at such time or times as in the opinion of the directors of the Company, funds available to the Company so permit.

We believe that the foregoing transactions were on no less favorable terms than could have been obtained from unaffiliated third parties. Any future transactions between us and our affiliates will be approved by a majority of disinterested directors and will be on terms no less favorable to us than those which could be obtained from unrelated third parties.

MARKET FOR SECURITIES

This is our initial public offering. Our common stock and warrants are not listed or traded on any stock exchange. We have applied to list our common stock on the NASDAQ Small Cap market conditional upon closing at least the minimum sale of $6,000,000. We cannot assure you that our common stock will be listed on any exchange.

EXECUTIVE COMPENSATION

Director Compensation

Directors who are not Company employees or officers receive $1,000 per month and are permitted to accept stock in lieu of cash (at prices set by sales to unrelated third parties. Directors who are Company officers receive no extra compensation for service on the board.

Executive Compensation

The following table provides the compensation paid or to be paid to our executive officers, directly or indirectly, for services rendered in all capacities for the fiscal year ended December 31, 2002:

Summary Compensation Table

	Annual Compensation
Name and Principal Position	Consulting	Other Annual
	Fees	Compensation
John M. Brown, Chairman of the	$30,000	$0
Board and Chief Executive Officer

Eugene A. Soltero, President and	$140,000	$0
Chief Operating Officer

Glenn H. Perry, Executive Vice	$60,000	$0
President - Operations

Philip Mandelker, General Counsel	$75,000	$0
and Secretary

None of our executive officers receive personal benefits in addition to the basic compensation listed above. Each officer received such compensation for providing consulting services to the Company. Mr. Soltero received his compensation through his personal consulting company, Cimarron Resources, Inc. The others were directly compensated.

The following table provides information regarding options and warrants granted to our executive officers in fiscal 2002:

Option/Warrant Grants in Last Fiscal Year
Individual Grants

Name	Number of	Percent of Total	Exercise or	Expiration
	Securities(1) Underlying	Options/Warrants Granted	Base Price Per	Date
	Options/Warrants	to Officers and Employeed	Share
	Granted	in Fiscal Year

Eugene A. Soltero	400,000(2)	89%	$0.20	12/31/2004
___________________
(1) Shares of common stock
(2) Options for 300,000 shares replaced previously issued options for 300,000 shares that were returned and canceled.

Mr. Soltero exercised the options referred to above to purchase 400,000 shares of common stock for $80,000 during the fiscal year 2002. There were no unexercised employment related options held by our executive officers as of December 31, 2002, except a warrant issued to Mr. Soltero in 2001, before he became an officer, whereby he may purchase 10,000 shares of common stock for $1.00 per share until December 31, 2004. Any options or warrants held by them were acquired in connection with their loan of funds to the Company or their purchase of equity securities from the Company under terms and conditions identical to the terms and conditions under which unrelated third parties made similar investments.

Long-Term Management Incentive Plan

In the Company's 2002 annual meeting, the shareholders approved the establishment of a long-term management incentive plan, which may be structured as an employees' royalty pool, to be funded by the equivalent of a 1.5% overriding royalty interest (after pay out of investment) in the wells we drill. According to board resolutions, Mr. Brown, Mr. Soltero, Mr. Mandelker and Mr. Perry will be awarded each a 10% interest in the plan. Mr. Avery, Mr. Roih and Dr. Kashai will each be awarded a 5% interest in the plan, if, as and when the plan may be established.

Executive Employment Contracts

The Board of Directors has authorized the chairman and chief executive officer, on behalf of the Company, to enter into five-year employment agreements, effective July 1, 2003 with the executive officers set out below.

Executive Officer	2003 Annual Compensation	2004-2008 Annual Salary (depending on amounts raised in this offering)
John Brown	$54,000	$ 54,000	- $ 120,000
Eugene Soltero	114,000	114,000	- 200,000
Glen Perry	114,000	114,000	- 200,000
Philip Mandelker	114,000	114,000	- 200,000
William Avery	60,000	60,000	- 120,000

Each of the agreements would be substantially in the same form (except to comply with the law of the country in which the officer resides) and are expected to contain:

  Indemnification for acts other than willful misconduct.

  Five-year terms, terminable only by death, severe disability, or for willful misconduct resulting in felony conviction.

  Post-contract retirement benefits.

  Termination benefits in the event of change of control equal to remainder of contract plus three years salary.

  Participation in the long-term management incentive program.

  Outline of responsibilities and authorities for the executive's position.

TAX CONSEQUENCES

We are not including in this prospectus a section on material federal income tax consequences for non-US investors because we have not entered into any agreements with Placement Agents outside the United States. If we do enter into any such agreements, we will file a post-effective amendment containing the names and addresses of any such Placement Agents as well as federal income tax information for non-US residents.

We are not including in this prospectus a section on material Israeli income tax consequences for US investors because the holders of our common stock will not be directly subject to any Israeli income taxes related to their holdings. All Israeli income taxes will be paid by us and either credited or expensed against any United States federal income tax liability we may incur.

LEGAL MATTERS

Alice A. Waters, Attorney at Law, Waxahachie, Texas, will pass on the validity of the issuance of the shares of common stock offered by this prospectus.

EXPERTS

The audited financial statements included in this prospectus have been audited by Lane Gorman Trubitt, L.L.P., independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement we have filed with the SEC under the Securities, relating to our shares. As permitted by SEC rules, this prospectus does not contain all the information we have included in the registration statement and the accompanying exhibits and schedules we filed with the SEC. You may refer to the registration statement, exhibits and schedules for more information about us and our shares. You can read and copy the registration statement, exhibits and schedules at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information about the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. We will be required to file current reports, quarterly reports, annual reports, proxy statements and other information with the SEC. You may read and copy those reports, proxy statements and other information at the SEC's Public Reference Room and regional offices or through its Internet site. We intend to furnish our shareholders with annual reports that will include a description of our operations and audited consolidated financial statements certified by an independent public accounting firm.

FINANCIAL STATEMENTS

ZION OIL & GAS, INC.

FINANCIAL STATEMENTS AND REPORT

OF

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
DECEMBER 31, 2002 AND 2001

ZION OIL & GAS, INC.

DECEMBER 31, 2002 AND 2001

CONTENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

BALANCE SHEETS

STATEMENTS OF OPERATIONS

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

STATEMENTS OF CASH FLOWS

NOTES TO FINANCIAL STATEMENTS

Report of Independent Certified Public Accountants

Board of Directors and Stockholders

Zion Oil & Gas, Inc.

We have audited the accompanying balance sheets of Zion Oil & Gas, Inc. (a development stage company) as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholders' equity, and cash flows for the each of the two years in the period ended December 31, 2002, and cumulative amounts since April 6, 2000 (inception). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 and 2001 financial statements referred to above present fairly, in all material respects, the financial position of Zion Oil & Gas, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the two years then ended and cumulative amounts since inception, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is in its development stage and has insignificant operating revenue. In addition, the Company has limited capital resources and has initiated a new phase of activity, all of which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

s/ Lane Gorman Trubitt L.L.P.

LANE GORMAN TRUBITT, L.L.P.

Dallas, Texas

April 14, 2003

ZION OIL & GAS, INC.
	(A Development Stage Company)
	BALANCE SHEETS
	December 31,

ASSETS

	2002	2001
CURRENT ASSETS
Cash and cash equivalents	$32,136	$47,188
Refundable value-added tax	7,109	3,724
Total current assets	39,245	50,912

UNPROVED OIL AND GAS PROPERTIES	694,535	336,042

PROPERTY AND EQUIPMENT
net of accumulated depreciation of $336 and $310	1,056	650

ASSETS HELD FOR SEVERANCE BENEFITS	2,557	1,355

Total assets	$737,393	$388,959

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Note payable to related party	$50,590	$ -
Accounts payable and accrued liabilities	243,219	61,561
Total current liabilities	293,809	61,561

PROVISION FOR SEVERANCE PAY, NET	3,328	4,041

STOCKHOLDERS' EQUITY
Preferred stock, par value $.01; 2,000,000 shares authorized
Series A cumulative convertible; 43,100 and 0 shares
issued and outstanding	431	-
Common stock, par value $.01 and $.0001; 20,000,000
and 10,000,000 shares authorized; 3,552,500 and
3,000,000 shares issued and outstanding	35,525	300
Additional paid-in capital	963,569	495,174
Deficit accumulated in development stage	-559,269	-172,117
Total stockholders' equity	440,256	323,357

Total liabilities and stockholders' equity	$737,393	$388,959

The accompanying notes are an integral part of these financial statements.

	ZION OIL & GAS, INC.
	(A Development Stage Company)
	STATEMENTS OF OPERATIONS

			Period from
	Year Ended	Year Ended	April 6, 2000 (inception)
	December 31, 2002	December 31, 2001	to December 31, 2002

SALES	$ -	$ -	$ -

GENERAL AND ADMINISTRATIVE EXPENSES	383,511	166,753	555,585

Net loss from operations	(383,511)	(166,753)	(555,585)

OTHER INCOME (EXPENSE)
Interest expense	(3,641)	-	(3,684)

Net loss before income tax	(387,152)	(166,753)	(559,269)

Income taxes	-	-	-

NET LOSS	$ (387,152)	$ (166,753)	$ (559,269)

The accompanying notes are an integral part of these financial statements.

ZION OIL & GAS, INC.
(A Development Stage Company)
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Period from April 6, 2000 (inception) to December 31, 2002
						Deficit
						Accumulated
						in
	Preferred Stock		Common Stock		Additional	Development
	Shares	Amount	Shares	Amount	Paid-in Capital	Stage	Total

Balances, April 6, 2000	-	$ -	-	$ -	$ -	$ -	$ -

Issued for cash ($0.001 per share)	-	-	2,400,000	240	2,160	-	2,400

Issuance of shares and warrants in a private
offering which closed in January 2001
($1 per share)	-	-	100,000	10	99,990	-	100,000

Costs associated with the issuance of shares	-	-	-	-	(22,250)	-	(22,250)

Net loss	-	-	-	-	-	(5,364)	(5,364)

Balances, December 31, 2000	-	-	2,500,000	250	79,900	(5,364)	74,786

Issuance of shares and warrants in a private
offering which closed in January 2001
($1 per share)	-	-	135,000	13	134,987	-	135,000

Issuance of shares and warrants in a private
offering which closed in September 2001
($1 per share)	-	-	125,000	12	124,988	-	125,000

Payment of accounts payable through
issuance of shares and warrants	-	-	40,000	4	39,996	-	40,000

Payment of note payable through
issuance of shares and warrants	-	-	25,000	3	24,997	-	25,000

Issuance of shares and warrants in a private
offering which closed in November 2001
($1 per share)	-	-	175,000	18	174,982	-	175,000

Costs associated with the issuance of shares	-	-	-	-	(84,676)	-	(84,676)

Net loss	-	-	-	-	-	(166,753)	(166,753)

Balances, December 31, 2001	-	-	3,000,000	300	495,174	(172,117)	323,357

(Continued on following page)

The accompanying notes are an integral part of these financial statements

ZION OIL & GAS, INC.
(A Development Stage Company)
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Period from April 6, 2000 (inception) to December 31, 2002
(Continued)
						Deficit
						Accumulated
						in
	Preferred Stock		Common Stock		Additional	Development
	Shares	Amount	Shares	Amount	Paid-in Capital	Stage	Total

Change in par value of common shares
from $0.0001 per share to $0.01 per share	-	-	-	29,700	(29,700)	-	-

Issuance of shares and warrants in
a private offering which closed in
January 2002 ($1 per share)	-	-	20,000	200	19,800	-	20,000

Issuance of shares and warrants in
a private offering which closed in
November 2002 ($10 per share)	25,400	254	-	-	253,746	-	254,000

Payment of accounts payable through
issuance of shares and warrants	12,700	127	532,500	5,325	334,048	-	339,500

Payment of note payable through
issuance of shares and warrants	5,000	50	-	-	49,950	-	50,000

Costs associated with the issuance of shares	-	-	-	-	(159,449)	-	(159,449)

Net loss	-	-	-	-	-	(387,152)	(387,152)

Balances, December 31, 2002	43,100	$ 431	3,552,500	$ 35,525	$ 963,569	$ (559,269)	$ 440,256

The accompanying notes are an integral part of these financial statements

ZION OIL & GAS, INC.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS

			Period from
			April 6, 2000
	Year Ended	Year Ended	(inception) to
	31-Dec-02	31-Dec-01	31-Dec-02

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$ (387,152)	$ (166,753)	$ (559,269)
Adjustments to reconcile net loss to net cash
used in operating activities
Depreciation	26	220	336
Change in assets and liabilities:
Refundable value-added tax	(3,385)	3,593	(7,109)
Accounts payable and accrued liabilities	396,387	49,203	497,948
Accrued interest	2,862	-	2,862
Severance pay	(1,915)	2,686	771
Net cash used in operating activities	6,823	(111,051)	(64,461)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(432)	(270)	(1,392)
Investment in oil and gas properties	(358,493)	(261,183)	(694,535)
Net cash used in investing activities	(358,925)	(261,453)	(695,927)

CASH FLOWS FROM FINANCING ACTIVITIES
Loan proceeds - related party	90,550	25,000	141,428
Loan principal repayments - related party	(27,500)	(25,878)	(53,378)
Proceeds from sale of stock	274,000	410,000	786,400
Financing costs of issuing stock	-	(59,676)	(81,926)
Net cash provided by financing activities	337,050	349,446	792,524

NET INCREASE (DECREASE) IN CASH	(15,052)	(23,058)	32,136

Cash - Beginning of period	47,188	70,246	-

Cash - End of period	$ 32136	$ 47188	$ 32136

SUPPLEMENTAL INFORMATION
Cash paid for interest	$ 779	$ -	$ 779
Cash paid for income taxes	-	-	-
Payment of accounts payable through
issuance of common stock	339,500	40,000	379,500
Payment of note payable through issuance
of common stock	50,000	25,000	75,000
Payment of accounts payable through
issuance of note payable	34,678	-	34,678
Financing costs paid through issuance of
common stock	-	25,000	25,000
Increase in accounts payable for
financing costs	159,449	-	159,449

The accompanying notes are an integral part of these financial statements.

Zion Oil & Gas, Inc.

NOTES TO FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Nature of Operations

Zion Oil & Gas, Inc. (the Company), a Florida corporation, engages in the exploration and development of oil and gas reserves. The Company holds a petroleum exploration license on approximately 95,800 acres of unproved properties in north-central Israel called the "Joseph Project. The license contains portions of two petroleum rights originally issued to the Company by the state of Israel. The first, License No. 298, "Ma'anit", issued on May 1, 2000, covered an area of approximately 28,800 acres. The second, Preliminary Permit No. 176, "Joseph," with priority rights, issued on May 1, 2001, covered an area of approximately 137,250 acres. After the completion of the required geological and geophysical work on the two sites, the Company submitted a request, which was granted effective January 1, 2003, to exercise its right to convert the "Joseph" Permit into a petroleum exploration license and to merge the newly converted "Joseph" License into the "Ma'anit" License, changing its name to the "Ma'anit-Joseph License, and to extend the terms of the Ma'anit-Joseph License to April 30, 2005 (from its original termination date of April 30, 2003). In connection with the conversion and extension, the Company relinquished rights to approximately 70,200 acres. The Ma'anit- Joseph License maintains its original issue date of May 1, 2000 and contains a commitment to start the drilling or re-entry of a well before July 1, 2004. The Company holds net assets of $603,000 in Israel.

Operations in Israel are conducted through a branch office and the license is held directly in the name of the Company. The Company also owns 100% of Zion Oil & Gas, Inc. (a Delaware Corporation) into which it plans to merge in order to change its domicile from Florida to Delaware.

Basis of Presentation

The financial statements have been prepared on a going concern basis, which contemplates realization of assets and liquidation of liabilities in the ordinary course of business. Since the Company is in the development stage, it has limited capital resources, insignificant revenue, and a loss from operations. The appropriateness of using the going concern basis is dependent upon the Company's ability to obtain additional financing or equity capital and, ultimately, to achieve profitable operations. The uncertainty of these conditions raises substantial doubt about its ability to continue as a going concern. The financial statements do no include any adjustments that might result from the outcome of this uncertainty.

Management plans to raise capital through the private placement of company stock, debt, and eventually, through public offerings. Management intends to use the proceeds from debt and/or equity sales to explore for and develop oil and gas reserves in Israel. The Company believes that these actions will enable the Company to carry out its business plan and ultimately to achieve profitable operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statements in United States Dollars

The currency of the primary economic environment in which the operations of the Company are conducted is the United States dollar ("dollar"). Therefore, the Company uses the dollar as its functional and reporting currency. Certain of the dollar amounts in the financial statements may represent the dollar equivalent of other currencies, including the New Israeli Shekel ("NIS"), and may not be exchangeable for dollars.

Cash

The Company maintains its cash balance at three banks with one bank located in the United States and two banks located in Israel. Accounts at the bank located in the United States are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Zion Oil & Gas, Inc.

NOTES TO FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Oil and Gas Properties

The Company follows the full-cost method of accounting for oil and gas properties. Accordingly, all costs associated with acquisition, exploration and development of oil and gas reserves, including directly related overhead costs, are capitalized.

All capitalized costs of oil and gas properties, including the estimated future costs to develop proved reserves, are amortized on the unit-of-production method using estimates of proved reserves. Investments in unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs. If the results of an assessment indicate that the properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized.

Abandonments of properties are accounted for as adjustments to capitalized costs with no loss recognized. During the years ending December 31, 2002 and 2001, no unproved property was found to be impaired.

The net capitalized costs are subject to a "ceiling test" which limits such costs to the aggregate of the estimated present value of future net revenues from proved reserves discounted at ten percent based on current economic and operating conditions, plus the lower of cost or fair market value of unproved properties.

The recoverability of amounts capitalized for oil and gas properties is dependent upon the identification of economically recoverable reserves, together with obtaining the necessary financing to exploit such reserves and the achievement of profitable operations.

Property and Equipment

Property and equipment other than oil and gas property and equipment is recorded at cost and depreciated over their estimated useful lives of five to ten years using accelerated methods. Depreciation charged to expense amounted to $26 and $220 for the years ended December 31, 2002 and 2001, respectively, and $336 for the period April 6, 2000 (inception) to December 31, 2002.

Long-Lived Assets

Long-lived assets, other than oil and gas properties, are periodically reviewed for impairment based on an assessment of future operations. The Company records impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Measurement of an impairment loss is based on the fair market value of the asset. Impairment for oil and gas properties is computed in the manner described above under "Oil and Gas Properties."

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, if any, plus net deferred taxes related primarily to differences between the bases of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets include recognition of operating losses that are available to offset future taxable income and tax credits that are available to offset future income taxes. Valuation allowances are recognized to limit recognition of deferred tax assets where appropriate. Such allowances may be reversed when circumstances provide evidence that the deferred tax assets will more likely than not be realized.

Revenue Recognition

Revenue is accrued and recognized in the month the oil and gas is produced and sold. Reimbursement of costs from well operations is netted against the related oil and gas production expenses.

Zion Oil & Gas, Inc.

NOTES TO FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock-Based Compensation

Statement of Financial Accounting Standards No. 123 - Accounting for Stock-Based Compensation (SFAS 123), requires recognition of compensation expense for grants of stock, stock options, and other equity instruments based on fair value. If the grants are to employees, companies may elect to disclose only the pro forma effect of such grants on net income and earnings per share in the notes to financial statements and continue to account for the grants pursuant to APB Opinion No. 25, Accounting for Stock Issued to Employees. The Company has elected the pro forma disclosure alternative for employee grants.

Use of Estimates

The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

3. PROVISION FOR SEVERANCE PAY

Under Israeli law and labor agreements, the Company is required to make severance payments to its dismissed Israeli employees and to Israeli employees who leave its employment under certain circumstances. The severance pay liability of the Company to its Israeli employees, which is calculated on the basis of the salary of each employee for the last month of the reported year multiplied by the years of such employee's employment, is reflected in the balance sheet of the Company on the accrual basis, and is partially funded by purchase of insurance policies in the name of the Company. Severance pay expenses for the year ended December 31, 2002 and 2001 and the period from April 6, 2000 to December 31, 2002 amounted to $(1,915), $2,686 and $771, respectively.

4. STOCKHOLDERS' EQUITY

The Company has reserved 890,333 shares of common stock as of December 31, 2002 for the exercise of warrants. 165,000 warrants are exercisable at a price of $0.20 per share until December 31, 2004. 325,833 warrants are exercisable at a price of $1.00 per share until December 31, 2004. 399,500 warrants are exercisable at a price of $1.50 per share until the earlier of December 31, 2004 or the earliest exercise date of any warrant issued in connection with a public or private placement of equity securities of the Company of an amount of not less than $5,000,000.

During 2001, the Board of Directors granted options to purchase 300,000 shares of common stock at $1 per share to the president and chief operating officer of the Company, with options for 150,000 shares vesting on July 31, 2002 and expiring December 31, 2004 and options for the remaining 150,000 shares vesting on July 31, 2003 and expiring on December 31, 2005. Upon the extension of the term of employment for an additional twelve months, through July 31, 2004, options to purchase an additional 100,000 shares at $1 per share were to be granted, vesting on July 31, 2004 and expiring on December 31, 2006.

Zion Oil & Gas, Inc.

NOTES TO FINANCIAL STATEMENTS

4. STOCKHOLDERS' EQUITY (CONTINUED)

The following table summarizes the option and warrant activity for the periods ended December 31, 2002 and 2001:

	Number	Average Weighted
	of Shares	Exercise Price

Outstanding, January 1, 2001	50,000	$ 1.00
Granted to:
Employees, officers and directors	521,416	0.82
Others	261,917	1.17
Expired/canceled	-	-
Exercised	-	-
Outstanding, December 31, 2001	833,333	0.94
Granted to:
Employees, officers and directors	521,750	0.39
Others	235,250	1.5
Expired/canceled	(300,000)	1
Exercised	(400,000)	0.2
Outstanding, December 31, 2002	890,333	1.08

If not previously exercised, warrants and options outstanding at December 31, 2002 will expire as follows:

		Weighted Average
Year Ending December 31,	Number of Shares	Exercise Price
2003	-	$ -
2004	890,333	1.08
Total	890,333

Pro Forma Stock-Based Compensation Disclosures

The Company applies APB No. Opinion 25 and related interpretations in accounting for its stock options and warrants which are granted to employees. Accordingly, compensation cost has not been recognized for grants of options and warrants to employees and directors unless the exercise prices were less than the fair value of the Company's common stock on the grant dates. Had compensation cost been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS 123, the Company's net loss would have been changed to the pro forma amounts indicated below. The fair values generated by the Minimum Value model may not be indicative of the future benefit, if any, that may be received by the option or warrant holder.

	Year Ended	Year Ended	Period April 6, 2000
	December 31, 2002	December 31, 2001	(inception) to December 31, 2001
Net loss:
As reported	$ (386,533)	$ (166,753)	$ (558,650)
Pro forma	$ (386,533)	$ (166,753)	$ (558,650)

Zion Oil & Gas, Inc.

NOTES TO FINANCIAL STATEMENTS

4. STOCKHOLDERS' EQUITY (CONTINUED)

The fair value of each option granted was estimated on the date of grant using the Minimum Value option-pricing model with the following assumptions:

Risk-free interest rate	2.00%
Expected dividends	-
Expected terms (in years)	3.0

The Board of Directors of the Company has the authority to issue up to 2,000,000 shares of preferred stock in one or more series and to establish the voting powers, designations, preferences, participation in dividends, optional or other special rights, and qualifications, limitations or restrictions of each series of preferred stock issued.

At December 31, 2002, 43,100 shares of Series A cumulative, convertible preferred shares are issued and outstanding. Each share of the Series A preferred stock is convertible at any time into ten shares of the Company's common stock, or in connection with a subsequent public placement of securities of the Company in an amount of not less than $5,000,000 in gross proceeds, into the greater of (i) ten shares of common stock; or (ii) the number of shares of common stock which would equal $30 when multiplied by the issuing price of the public placement. Shares of Series A preferred stock not previously converted at the option of the holder will automatically be converted into shares of common stock on the fifth business day following the receipt by the Company of the first $5,000,000 in gross proceeds from a public placement. If such a conversion does not occur by November 30, 2004, each share of Series A preferred stock shall convert, at the election of the shareholder, into twenty shares of common stock. Stock dividends are payable annually to holders of Series A preferred stock, in shares of preferred stock at the rate of 0.1 share per share held. Upon conversion of the preferred stock to common stock, one full year's dividend will be paid.

5. RELATED PARTY TRANSACTIONS

Payments to officers and directors of the Company during the years ended December 31, 2002 and 2001 directly related to professional services in connection with the acquisition, exploration and development of oil and gas reserves totaled $164,839 and $136,620, respectively, and are included in unproved oil and gas property.

Note payable to related party totaling $50,590 is comprised of borrowings under a loan facility with Cimarron Resources, Inc. (Cimarron) which is owned by the president of the Company. Cimarron obtained the monies to lend to the Company through a loan facility with Bank One. The note accrues interest at Bank One's Prime Rate (4.25% at December 31, 2002) plus 2.5% and is due the earlier of (a) 30 days following the closing of an initial public offering by the Company; (b) the determination by the Board of the Company that the Company has raised funds in sufficient amounts to enable to the Company to conduct operations prior to the closing of an initial public offering without need for recourse to the loan facility; or (c) the date the principal amount of the monies advanced to Cimarron under the Bank One Facility are due.

Included in accounts payable at December 31, 2002 and 2001 are payables to officers and directors of the Company totaling $175,370 and $21,100, respectively for salaries, consulting services, bonuses and reimbursement of expenses.

Financing costs of $71,000 and $74,907 were paid to officers and directors of the Company and are netted against additional paid-in capital as of December 31, 2002 and 2001, respectively.

Included in general and administrative expenses at December 31, 2002 and 2001 are fees and expenses totaling $113,286 and $45,777, respectively, paid to officers and directors for professional, legal, and accounting fees, meals, travel and miscellaneous expense reimbursement.

Zion Oil & Gas, Inc.

NOTES TO FINANCIAL STATEMENTS

6. INCOME TAXES

The Company's deferred tax assets (liabilities) consist of the following:

	December 31, 2002	December 31, 2001
Deferred tax assets:
Net operating loss carry forwards	$ 464,050	$ 59,782
Less valuation allowance	(213,884)	(59,782)
Net deferred tax assets	250,166	-

Deferred tax liability:
Unproved proved oil & gas properties	(250,166)	-
Total deferred tax liabilities	(250,166)	-
Net deferred tax assets	$ -	$ -

The difference from the expected income tax expense for the year ended December 31, 2002 at the statutory federal tax rate of 34% for the United States of America and 36% for Israel and the actual income tax expense is primarily the result of net operating loss carryforwards and temporary differences between financial statement and income tax recognition of depreciation and amortization.

The valuation allowance was established to reduce the deferred tax asset for the amounts that will more likely than not be realized. This reduction is primarily necessary due to the uncertainty of the Company's ability to utilize all of the net operating loss carryforwards. The valuation allowance increased $154,102 and $59,782 in 2002 and 2001, respectively.

At December 31, 2002, the Company has available net operating loss carryforwards of approximately $499,000 to reduce future U. S. taxable income. These carryforwards expire from 2020 to 2021.

Income earned from activities in Israel is subject to regular Israeli tax rates. For Israeli tax purposes, exploration costs on unproved properties are expensed. Losses can be carried forward indefinitely, linked to the increase in the Israeli Consumer Price Index. At December 31, 2002, the Company has available net operating loss carryforwards of approximately $815,000 to reduce future Israeli taxable income.

7. COMMITMENTS AND CONTINGENCIES

Environmental Matters

The Company is engaged in oil and gas exploration and production and may become subject to certain liabilities as they relate to environmental cleanup of well sites or other environmental restoration procedures as they relate to the drilling of oil and gas wells and the operation thereof. Although environmental assessments are conducted on all purchased properties, in the Company's acquisition of existing or previously drilled well bores, the Company may not be aware of what environmental safeguards were taken at the time such wells were drilled or during such time the wells were operated. Should it be determined that a liability exists with respect to any environmental clean up or restoration, the liability to cure such a violation could fall upon the Company. No claim has been made, nor is the Company aware of any liability, which it may have, as it relates to any environmental clean up, restoration or the violation of any rules or regulations relating thereto. Liabilities for expenditures are recorded when environmental assessment and/or remediation is probable and the costs can be reasonably estimated.

Zion Oil & Gas, Inc.

NOTES TO FINANCIAL STATEMENTS

7. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Royalty Commitments

The Company is obligated, according to the Israeli Petroleum Law, 5712-1952 (the Petroleum Law), to pay royalties to the Government of Israel on oil and gas produced from the oil and gas properties of the Company located in Israel (except those reserves serving to operate the wells and related equipment and facilities).

The royalty rate stated in the Petroleum Law is 12.5% of the proved reserves as mentioned above.

The Company has initiated the establishment of a Key Employee Royalty Pool whereby a 1 1/2% overriding royalty or equivalent interest in the Joseph Project and such other oil and gas exploration and development rights as may in the future be acquired by the Company shall be assigned to Key Employees.

The Company has initiated the establishment of two charitable trusts based in Israel and in the United States for the purpose of supporting charitable projects and other charities in Israel and the United States. A 3% overriding royalty or equivalent interest in the Joseph Project and such other oil and gas exploration and development rights as may in the future be acquired by the Company shall be assigned to each charitable organization (6% overriding interest in the aggregate).

At December 31, 2002, the Company does not have any outstanding obligation in respect to royalty payments, since it is at the "exploration stage" and, to this date, no proven reserves have been found.

Lease Commitment

On December 3, 2001, the Company signed an "office services" agreement (the agreement) with Geophysical Institute of Israel (the Institute) whereby the Institute supplies parking spaces, office furniture and additional services. The agreement was for 13 months commencing December 2001, with an option to extend for two additional six-month terms. Annual payments due under this agreement, including option periods, were $31,884.

In conjunction with the agreement with the Institute, the Company has provided a bank guarantee in the amount of $10,000 for the period of the agreement plus 30 days.

The agreement was terminated by mutual agreement in August 2002 and the bank guarantee was released.

Other Commitments

The Company signed an agreement with the Institute to supply geological and geophysical services for the area of Preliminary Permit No. 176, "Joseph" to conduct a seismic search in a 30 km perimeter. All the related expenses are included in the agreement and will be provided by the Institute.

8. SUBSEQUENT EVENTS

On January 2, 2003 two officers and one outside director exercised options to purchase 215,000 shares of common stock for a total of $43,000 through the reduction or elimination of payables owed by the Company. Additionally, a vice-president of finance was retained with a compensation package including 50,000 shares of common stock and warrants to purchase 200,000 shares of common stock at $1 per share through December 31, 2004.

On February 25, 2003, the Company declared and paid a 10% preferred stock dividend to preferred stock shareholders of record as of December 31, 2002, prorated based on issuance date of the shares outstanding. A total of 746 preferred shares were issued relating to the stock dividend.

Zion Oil & Gas, Inc.

NOTES TO FINANCIAL STATEMENTS

8. SUBSEQUENT EVENTS (CONTINUED)

On February 25, 2003, the Company closed the sale of 10,500 shares of preferred stock together with warrants to purchase 52,500 shares of the Company's common stock at $1.50 per share. The company received $105,000 in cash from this sale. The Company also issued 4,654 shares of preferred stock and warrants to purchase 23,270 shares of the Company's common stock at $1.50 per share in exchange for a reduction in accounts payable owed by the Company of $46,540.

Effective February 25, 2003 the Company entered into a line of credit loan agreement with a shareholder of the Company in the maximum amount of $100,000 to be repaid out of the first $200,000 in receipts from a public offering, or within two years, which ever occurs first. Outstanding balances will accrue interest at 10% per annum. At the direction of the shareholder, a commitment fee of $10,000 was paid to two children of the shareholder in the form of 1,000 shares of preferred stock and warrants to purchase 5,000 shares of the Company's common stock.

ZION OIL & GAS, INC.

(A Development Stage Company)

FINANCIAL STATEMENTS

FOR THE

THREE MONTHS ENDING

MARCH 31, 2003

ZION OIL & GAS, INC.
(A Development Stage Company)
BALANCE SHEETS
March 31,

ASSETS

	2003	2002
CURRENT ASSETS
Cash and cash equivalents	$ 87,667	$ 13,806
Prepaid expenses	3,736	15,000
Refundable value-added tax	1,373	12,090
Total current assets	92,776	40,896

UNPROVED OIL AND GAS PROPERTIES	701,472	423,319

PROPERTY AND EQUIPMENT
net of accumulated depreciation of $367 and $322	4,106	996

ASSETS HELD FOR SEVERANCE BENEFITS	2,557	1,000

Total assets	$ 800,911	$ 466,211

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Notes payable to related parties	$ 49,365	$ 50,750
Accounts payable and accrued liabilities	263,433	137,145
Total current liabilities	312,798	187,895

PROVISION FOR SEVERANCE PAY, NET	3,328	4,041

STOCKHOLDERS' EQUITY
Preferred stock, par value $.01; 2,000,000 shares authorized
Series A cumulative convertible; 43,100 and 0 shares
issued and outstanding	636	-
Common stock, par value $.01 and $.0001; 20,000,000
and 10,000,000 shares authorized; 3,552,500 and
3,000,000 shares issued and outstanding	37,675	30,105
Additional paid-in capital	1,158,719	474,889
Deficit accumulated in development stage	(712,245)	(230,719)
Total stockholders' equity	484,785	274,275

Total liabilities and stockholders' equity	$ 800,911	$ 466,211

The accompanying notes are an integral part of these statements

ZION OIL & GAS, INC.
(A Development Stage Company)
STATEMENTS OF OPERATIONS

	Three Months Ended	Three Months Ended
	March 31, 2003	March 31, 2002

SALES	$ -	$ -

GENERAL AND ADMINISTRATIVE EXPENSES	142,017	58,108

Net loss from operations	(142,017)	(58,108)

OTHER INCOME (EXPENSE)
Interest expense	(10,959)	(494)

Net loss before income tax	(152,976)	(58,602)

Income taxes	-	-

NET LOSS	$ (152,976)	$ (58,602)

The accompanying notes are an integral part of these statements

	ZION OIL & GAS, INC.
	(A Development Stage Company)
	STATEMENTS OF CASH FLOWS

	Three Months Ended	Three Months Ended
	31-Mar-03	31-Mar-02

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$ ($152,976)	$ ($58,602)
Adjustments to reconcile net loss to net cash
used in operating activities
Depreciation	40	80
Change in assets and liabilities:
Refundable value-added tax	2,361	(8,366)
Accounts payable and accrued liabilities	20,214	101,418
Accrued interest	-	480
Severance pay	-	-
Net cash used in operating activities	(130,361)	35,010

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment		(1,432)
Investment in oil and gas properties	(6,937)	(95,799)
Net cash used in investing activities	(6,937)	(97,231)

CASH FLOWS FROM FINANCING ACTIVITIES
Loan proceeds - related parties	8,775	51,000
Loan principal repayments - related party	(10,000)	-
Proceeds from sale of stock	194,054	10,500
Financing costs of issuing stock		(32,661)
Net cash provided by financing activities	192,829	28,839

NET INCREASE (DECREASE) IN CASH	55,531	-33,382

Cash - Beginning of period	32,136	47,188

Cash - End of period	$ 87,667	$ 13,806

Cash expense paid required to be listed separately:
Interest	$ 959	$ 14
Federal income tax	-	-

The accompanying notes are an integral part of these statements

Zion Oil & Gas, Inc.

NOTES TO FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Nature of Operations

Zion Oil & Gas, Inc. (the Company), a Florida corporation, engages in the exploration and development of oil and gas reserves. The Company holds a petroleum exploration license on approximately 95,800 acres of unproved properties in north-central Israel called the "Joseph Project, issued to the Company by the state of Israel. Called the "Ma'anit-Joseph License, its primary term expires April 30, and it contains a commitment to start the drilling or re-entry of a well before July 1, 2004.

Operations in Israel are conducted through a branch office and the license is held directly in the name of the Company. The Company also owns 100% of Zion Oil & Gas, Inc. (a Delaware Corporation) into which it plans to merge in order to change its domicile from Florida to Delaware.

Basis of Presentation

The financial statements have been prepared on a going concern basis, which contemplates realization of assets and liquidation of liabilities in the ordinary course of business. Since the Company is in the development stage, it has limited capital resources, insignificant revenue, and a loss from operations. The appropriateness of using the going concern basis is dependent upon the Company's ability to obtain additional financing or equity capital and, ultimately, to achieve profitable operations. The uncertainty of these conditions raises substantial doubt about its ability to continue as a going concern. The financial statements do no include any adjustments that might result from the outcome of this uncertainty.

Management plans to raise capital through the private placement of company stock, debt, and eventually, through public offerings. Management intends to use the proceeds from debt and/or equity sales to explore for and develop oil and gas reserves in Israel. The Company believes that these actions will enable the Company to carry out its business plan and ultimately to achieve profitable operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statements in United States Dollars

The currency of the primary economic environment in which the operations of the Company are conducted is the United States dollar ("dollar"). Therefore, the Company uses the dollar as its functional and reporting currency. Certain of the dollar amounts in the financial statements may represent the dollar equivalent of other currencies, including the New Israeli Shekel ("NIS"), and may not be exchangeable for dollars.

Cash

The Company maintains its cash balance at three banks with one bank located in the United States and two banks located in Israel. Accounts at the bank located in the United States are insured by the Federal Deposit Insurance Corporation up to $100,000.

Oil and Gas Properties

The Company follows the full-cost method of accounting for oil and gas properties. Accordingly, all costs associated with acquisition, exploration and development of oil and gas reserves, including directly related overhead costs, are capitalized. All capitalized costs of oil and gas properties, including the estimated future costs to develop proved reserves, are amortized on the unit-of-production method using estimates of proved reserves. Investments in unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs. If the results of an assessment indicate that the properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized. Abandonments of properties are accounted for as adjustments to capitalized costs with no loss recognized. During the quarter ending March 31, 2003, no unproved property was found to be impaired.

Zion Oil & Gas, Inc.

NOTES TO FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property and equipment other than oil and gas property and equipment is recorded at cost and depreciated over their estimated useful lives of five to ten years using accelerated methods.

Stock-Based Compensation

Statement of Financial Accounting Standards No. 123 - Accounting for Stock-Based Compensation (SFAS 123), requires recognition of compensation expense for grants of stock, stock options, and other equity instruments based on fair value. If the grants are to employees, companies may elect to disclose only the pro forma effect of such grants on net income and earnings per share in the notes to financial statements and continue to account for the grants pursuant to APB Opinion No. 25, Accounting for Stock Issued to Employees. The Company has elected not to use the pro forma disclosure alternative for employee grants and recognizes compensation expense based on fair value.

Use of Estimates

The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

3. PROVISION FOR SEVERANCE PAY

Under Israeli law and labor agreements, the Company is required to make severance payments to its dismissed Israeli employees and to Israeli employees who leave its employment under certain circumstances. The severance pay liability of the Company to its Israeli employees, which is calculated on the basis of the salary of each employee for the last month of the reported year multiplied by the years of such employee's employment, is reflected in the balance sheet of the Company on the accrual basis, and is partially funded by purchase of insurance policies in the name of the Company. Severance pay expenses for the three months ended March 31, 2003 and March 31, 2002 amounted to $0.

4. STOCKHOLDERS' EQUITY

The Company has reserved 1,011,103 shares of common stock as of March 31, 2003 for the exercise of warrants and options. Warrants to purchase 525,833 shares of common stock are exercisable at a price of $1.00 per share until December 31, 2004. Warrants to purchase 485,270 shares of common stock are exercisable at a price of $1.50 per share until the earlier of December 31, 2004 or the earliest exercise date of any warrant issued in connection with a public or private placement of equity securities of the Company of an amount of not less than $5,000,000. Not counted in the numbers above is 50,000 shares of common stock reserved for an option to convert the outstanding balance (up to a maximum of $50,000) of a Company note to a company controlled by one of its officers. See "Note 5. RELATED PARTY TRANSACTIONS."

Zion Oil & Gas, Inc.

NOTES TO FINANCIAL STATEMENTS

4. STOCKHOLDERS' EQUITY (CONTINUED)

The following table summarizes the option and warrant activity for the Three months ended March 31, 2003:

	Number	Average Weighted
	Of Shares	Exercize Price

Outstanding, January 1, 2003	890,333	$ 1.08
Granted to:
Employees, officers and directors	200,000	1.00
Others	85,770	1.50
Expired/canceled
Exercised	165,000	0.20
Outstanding, March 31, 2003	1,011,103	1.26

If not previously exercised, warrants and options outstanding at March 31, 2003 will expire on December 31, 2004:

Pro Forma Stock-Based Compensation Disclosures

Beginning with the 2003 fiscal year, the Company has elected not to apply APB No. Opinion 25 and related interpretations in accounting for its stock options and warrants which are granted to employees. Accordingly, compensation cost has been recognized for grants of options and warrants to employees and directors.

The fair value of each option granted was estimated on the date of grant using the Minimum Value option-pricing model with the following assumptions:

Risk-free interest rate	2.00%
Expected dividends	-
Expected terms (in years)	3.0

The Board of Directors of the Company has the authority to issue up to 2,000,000 shares of preferred stock in one or more series and to establish the voting powers, designations, preferences, participation in dividends, optional or other special rights, and qualifications, limitations or restrictions of each series of preferred stock issued.

At March 31, 2003, 63,564 shares of Series A cumulative, convertible preferred shares are issued and outstanding. Each share of the Series A preferred stock is convertible at any time into ten shares of the Company's common stock, or in connection with a subsequent public placement of securities of the Company in an amount of not less than $5,000,000 in gross proceeds, into the greater of (i) ten shares of common stock; or (ii) the number of shares of common stock which would equal $30 when multiplied by the issuing price of the public placement. Shares of Series A preferred stock not previously converted at the option of the holder will automatically be converted into shares of common stock on the fifth business day following the receipt by the Company of the first $5,000,000 in gross proceeds from a public placement. If such a conversion does not occur by November 30, 2004, each share of Series A preferred stock shall convert, at the election of the shareholder, into twenty shares of common stock. Stock dividends are payable annually to holders of Series A preferred stock, in shares of preferred stock at the rate of 0.1 share per share held. Upon conversion of the preferred stock to common stock, one full year's dividend will be paid. On February 25, 2003 a stock dividend of 4,310 shares of Series A preferred stock was paid to the holders of record on December 31, 2002.

Zion Oil & Gas, Inc.

NOTES TO FINANCIAL STATEMENTS

5. RELATED PARTY TRANSACTIONS

Note payable to related party totaling $49,365 is comprised of borrowings under a loan facility with Cimarron Resources, Inc. (Cimarron) which is owned by the president of the Company. Cimarron obtained the monies to lend to the Company through a loan facility with Bank One. The note accrues interest at Bank One's Prime Rate (4.25% at December 31, 2002) plus 2.5% and is due the earlier of (a) 30 days following the closing of an initial public offering by the Company; (b) the determination by the Board of the Company that the Company has raised funds in sufficient amounts to enable to the Company to conduct operations prior to the closing of an initial public offering without need for recourse to the loan facility; or (c) the date the principal amount of the monies advanced to Cimarron under the Bank One Facility are due.

Effective February 25, 2003 the Company entered into a line of credit loan agreement with a shareholder of the Company in the maximum amount of $100,000 to be repaid out of the first $200,000 in receipts from a public offering, or within two years, which ever occurs first. Outstanding balances will accrue interest at 10% per annum. At the direction of the shareholder, a commitment fee of $10,000 was paid to two children of the shareholder in the form of 1,000 shares of preferred stock and warrants to purchase 5,000 shares of the Company's common stock.

6. INCOME TAXES

Income earned from activities in Israel is subject to regular Israeli tax rates. For Israeli tax purposes, exploration costs on unproved properties are expensed. Losses can be carried forward indefinitely, linked to the increase in the Israeli Consumer Price Index.

7. COMMITMENTS AND CONTINGENCIES

Environmental Matters

The Company is engaged in oil and gas exploration and production and may become subject to certain liabilities as they relate to environmental cleanup of well sites or other environmental restoration procedures as they relate to the drilling of oil and gas wells and the operation thereof. Although environmental assessments are conducted on all purchased properties, in the Company's acquisition of existing or previously drilled well bores, the Company may not be aware of what environmental safeguards were taken at the time such wells were drilled or during such time the wells were operated. Should it be determined that a liability exists with respect to any environmental clean up or restoration, the liability to cure such a violation could fall upon the Company. No claim has been made, nor is the Company aware of any liability, which it may have, as it relates to any environmental clean up, restoration or the violation of any rules or regulations relating thereto. Liabilities for expenditures are recorded when environmental assessment and/or remediation is probable and the costs can be reasonably estimated.

Royalty Commitments

The Company is obligated, according to the Israeli Petroleum Law, 5712-1952 (the Petroleum Law), to pay royalties to the Government of Israel on oil and gas produced from the oil and gas properties of the Company located in Israel (except those reserves serving to operate the wells and related equipment and facilities).

The royalty rate stated in the Petroleum Law is 12.5% of the proved reserves as mentioned above.

The Company has initiated the establishment of a Key Employee Royalty Pool whereby a 1 1/2% overriding royalty or equivalent interest in the Joseph Project and such other oil and gas exploration and development rights as may in the future be acquired by the Company shall be assigned to Key Employees.

Zion Oil & Gas, Inc.

NOTES TO FINANCIAL STATEMENTS

7. COMMITMENTS AND CONTINGENCIES (CONTINUED)

The Company has initiated the establishment of two charitable trusts based in Israel and in the United States for the purpose of supporting charitable projects and other charities in Israel and the United States. A 3% overriding royalty or equivalent interest in the Joseph Project and such other oil and gas exploration and development rights as may in the future be acquired by the Company shall be assigned to each charitable organization (6% overriding interest in the aggregate).

At December 31, 2002, the Company does not have any outstanding obligation in respect to royalty payments, since it is at the "exploration stage" and, to this date, no proven reserves have been found.

1,200,000 Shares (Minimum)                      5,000,000 Shares (Maximum)

Zion Oil & Gas, Inc.

Shares of Common Stock

Par Value $.01 per Share

Purchase Price - $5.00 per Share

Until ______________ all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law and our certificate of incorporation and bylaws contain provisions for indemnification of our officers and directors, and under certain circumstances, our employees and other persons. The bylaws require us to indemnify such persons to the fullest extent permitted by Delaware law. Each such person will be indemnified in any proceeding if such person acted in good faith and in a manner that such person reasonably believed to be in, or not opposed to, our best interests. The indemnification would cover expenses, including attorney's fees, judgments, fines and amounts paid in settlement. Our bylaws also provide that we may purchase and maintain insurance on behalf of any of our present or past directors or officers insuring against any liability asserted against such person incurred in their capacity as a director or officer or arising out of such status, whether or not we would have the power to indemnify such person.

Item 25. Other Expenses of Issuance and Distribution

The following table sets forth a reasonable itemized statement of all anticipated out-of-pocket and overhead expenses (subject to future contingencies) to be incurred in connection with the distribution of the securities being registered, reflecting the minimum and maximum offering amounts. Each amount, except for the commission registration fee and listing fee, is estimated.

	Minimum	Maximum
SEC Filing Fee	$ 2,300	$ 2,300
Accounting Fees and Expenses	10,000	10,000
Legal Fees and Expenses	115,000	150,000
Printing Fees and Advertising	30,000	60,000
Listing Fees	25,000	25,000
Fees of Transfer Agent and Registrar	10,000	35,000
Blue Sky Fees and Expenses	20,000	40,000
Travel and Public Relations	27,700	77,700
TOTAL		$ 400,000

Item 26. Recent Sales of Unregistered Securities

The following is a summary of transactions by us since April 6, 2000 (date of incorporation) involving securities that were not registered under the Securities Act. With regard to each of the following transactions that occurred in the United States, we relied on the exemption from registration under Section 4(2) of the Securities Act afforded on the basis that such transactions do not involve any public offering. With regard to each of the following transactions that occurred outside the United States, we relied on the exemption from registration pursuant to

Regulation S under the Securities Act afforded on the basis that such transactions occurred outside the U.S. and the buyers were not U.S. persons. All buyers are sophisticated individuals or entities who are friends and family of our officers and directors, or who were introduced to us by friends and family of our officers and directors. Of our 72 shareholders, more than 25 are officers, directors, and their family members. Management believes that we have complied in all material respects with applicable securities laws and regulations with respect to all such transactions.

a) Shares of Common Stock

Date	Transaction Type	# of Shares	$ Amount	# of Persons
9/1/2000	Cash	2,400,000	2,400	26
1/15/2001	Cash	235,000	235,000	4(1)
8/22/2001	Cash	125,000	125,000	3(2)
8/22/2001	Notes & Accounts Payable	65,000	65,000	6(3)
10/22/2001	Cash	100,000	100,000	2
11/12/2001	Cash	75,000	75,000	1
3/5/2002	Cash	10,000	10,000	1
3/5/2002	Services	500	500	1
5/10/2002	Cash	10,000	10,000	1
5/10/2002	Services	500	500	1(3)
9/27/2002	Services	23,500	23,500	4(3)
11/27/2002	Services	105,000	105,000	4(4)
12/31/2002	Services	3,000	3,000	1(3)
12/31/2002	Cash Exercise of Options	400,000	80,000	1(3)
1/2/2003	Cash Exercise of Options	165,000	33,000	2(3)
1/2/2003	Services	50,000	50,000	1
7/10/2003	Cash	36,000	108,000	6(1)
Total		3,803,500	1,025,900	43

            (1) Includes 1 person who was an existing holder of securities of the Company
            (2) Includes 2 persons who were existing holders of securities of the Company
            (3) All such persons were existing holders of securities of the Company
            (4) Includes 3 persons who were existing holders of securities of the Company

b) Shares of Series A Convertible Preferred Stock.

Effective July 9, 2003, all 63,564 shares of preferred stock shown in the table below were exchanged in the reincorporation merger for 762,768 shares of common stock at the ratio of twelve shares of common stock for each share of preferred stock.

Date	Transaction Type	# of Shares	$ Amount	# of Persons
9/27/2002	Cash	22,400	224,000	13(1)
11/27/2002	Cash	3,000	30,000	3
11/27/2002	Notes & Accounts Payable	12,700	127,000	6(1)
12/31/2002	Note Payable	5,000	50,000	1(2)
2/25/2003	Cash	10,500	105,000	8(3)
2/25/2003	Accounts Payable	5,654	56,540	7(1)
2/25/2003	Stock Dividends	4,310	0	22(2)
Total		63,564	592,540	27(4)

            (1) Includes 5 persons who were existing holders of securities of the Company
            (2) All such persons were existing holders of securities of the Company
            (3) Includes 1 person who was an existing holder of securities of the Company
            (4) Includes 9 persons who were existing holders of securities of the Company

c) Options Issued and Exercised

The table below sets forth officer and director options issued to three officers and one outside director that have been either exercised or canceled, and for which no consideration was given at the time of issuance:

Date	Date			Exercise Price	Expiration
Issued	Disposed	Disposition	# of Shares	Per Share ($)	Date
12/31/2000	1/2/2003	Exercised	80,000	0.20	12/31/2004
8/15/2001	1/2/2003	Exercised	40,000	0.20	12/31/2004
10/1/2001	7/22/2002	Canceled	150,000	1.00	12/31/2004
10/1/2001	7/22/2002	Canceled	150,000	1.00	12/31/2005
7/22/2002	12/31/2002	Exercised	400,000	0.20	12/31/2004
10/10/2002	1/2/2003	Exercised	45,000	0.20	12/31/2004

d) Shares Reserved for Warrants

In addition to the shares of common stock issued by us, we have reserved for issuance 1,061,103 shares of common stock pursuant to the warrant issuances in the table below, all of which were made in connection with sale of common or preferred stock or the payment of consulting fees, or the issuance of officer and director warrants and for which no additional consideration was given:

Date			Exercise Price	Expiration	# of
Issued	Connection	# of Shares	Per Share ($)	Date	Persons
1/15/2001	Common Sale	117,500	1.00	12/31/2004	4
6/1/2001	Consulting	20,000	1.00	12/31/2004	1
8/15/2001	Consulting	22,500	1.00	12/31/2004	3
8/22/2001	Common Sale	158,333	1.00	12/31/2004	9
10/22/2001	Common Sale	50,000	1.50	12/31/2004	2
11/12/2001	Common Sale	37,500	1.50	12/31/2004	1
12/27/2001	Consulting	7,500	1.00	12/31/2004	1
3/5/2002	Common Sale	5,500	1.50	12/31/2004	2
5/10/2002	Common Sale	5,500	1.50	12/31/2004	2
9/27/2002	Preferred Sale	124,500	1.50	12/31/2004	15
10/8/2002	Consulting	16,000	1.50	12/31/2004	2
11/27/2002	Common Sale	30,000	1.50	12/31/2004	3
11/27/2002	Preferred Sale	108,500	1.50	12/31/2004	13
12/31/2002	Common Sale	2,000	1.50	12/31/2004	2
12/31/2002	Preferred Sale	25,000	1.50	12/31/2004	1
1/2/2003	Officer	200,000	1.00	12/31/2004	1
2/25/2003	Preferred Sale	80,770	1.50	12/31/2004	16
7/10/2003	Directors	50,000	3.00	12/31/2005	2
Total		1,061,103			46

  Shares Reserved for Options to Convert Note

50,000 shares of common stock have been reserved for the right of Cimarron Resources, Inc., to convert any portion of its note receivable from us as the rate of $1.00 per share.

Item 27. Exhibits

The following documents are filed as exhibits to this registration statement:

Exhibit Number	Identification of Exhibit
3.1	Amended and Restated Certificate of Incorporation of Zion Oil & Gas, Inc.
3.2	Amended and Restated Bylaws of Zion Oil & Gas, Inc.
4.1*	Specimen Certificate for Zion Common Stock, par value $.01 per share
5.1*	Opinion of Alice A. Waters, Attorney at Law, regarding legality of securities being registered
9.1	Stockholders' Voting Agreement (with John M. Brown)

9.2	Stockholders' Voting Agreement (with Ralph F. DeVore)
10.1	Ma'anit-Joseph License
10.2*	Placement Agent Agreement
16.1*	Letter on Change in Certifying Accountant
23.1*	Consent of Alice A. Waters, Attorney at Law (included in the opinion filed as Exhibit 5.1 to this registration statement)
23.2	Consent of Lane Gorman Trubitt, L.L.P.
24.1	Powers of Attorney
_____________________
*To be filed by amendment

Item 28. Undertakings.

The undersigned registrant hereby undertakes:

  To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to: (i) include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and (iii) include any additional or changed material information on the plan of distribution. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

  For determining liability under the Securities Act, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

  To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

  To provide to the Placement Agent(s) at each closing specified in the Selling Agreement certificates in such denominations and registered in such names as required by the Placement Agents to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy, as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  For determining any liability under the Securities Act, to treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the SEC declared it effective.